

ROOTED IN SERVICE



AUBURN NATIONAL BANCORPORATION, INC. | 2025 ANNUAL REPORT

Shel Toomer Portrait

Commissioned by The Bank of Auburn
(now AuburnBank), this portrait honors
founder Shel Toomer and his 45 years of
dedicated service as President. The work
was created by local artist and Auburn
University professor Maltby Sykes, who later
gained national recognition as a printmaker
after studying internationally with renowned
artists including Diego Rivera.



ROOTED IN SERVICE



AUBURN NATIONAL

Bancorporation, Inc.

To Our Shareholders and Friends

Tired of spending all day traveling by horse and buggy to do his banking in a neighboring town, a young businessman and pharmacist named Shel Toomer became convinced that Auburn could support its own bank, and in 1907 our doors opened as the first bank chartered in Auburn, Alabama.

While times have certainly changed over the last 119 years, the importance of understanding the needs of our customers and community has not. At AuburnBank, we believe our long-term success depends on three strategic anchors: customer service, community involvement, and sound financial management.

Looking back on our financial results for 2025, the Company reported net earnings of $7.3 million, an increase of 13% compared to 2024. Following the Federal Reserve's rate cuts in late 2024, not only did our deposit costs decline, but we also earned more income on our assets as loans and investments matured and repriced at current market rates. Consequently, we achieved record net interest income of $29.7 million in 2025 as our net interest margin increased to 3.27% compared to 3.06% in the prior year.

While our asset quality, liquidity, and capital remain strong, we continued to focus on shortening the maturities of our loans and investments in 2025. Long-term assets, defined as loans and investments with maturities greater than 5 years, declined to 33% of the Bank's total assets in 2025 from 42% in 2024. We believe shortening the maturities of our loans and investments will help improve the stability and durability of our earnings in changing interest rate environments.

With total assets just over $1.0 billion, we remain the only bank headquartered in Auburn, and for 29 consecutive years we have ranked first in the Auburn-Opelika metropolitan area with 20% or greater deposit market share. How have we maintained this ranking in a highly competitive market? We believe the answer is our people. Their experience, relationships, and dedication to service are central to everything we do and remain our true competitive advantage.

At the same time, technology is becoming an increasingly important tool that enhances our ability to deliver faster, more efficient, and more convenient solutions to our customers. Similar to businesses adjusting how they allocate their spending on radio, print, television, and digital advertising, we must constantly reassess how we can best invest to serve our customers.

While we remain the market leader with 6 branch locations in the Auburn-Opelika metropolitan area and rank in the top 10 of Alabama-based banks in terms of deposits per branch with approximately $132 million at December 31, 2025, we are focused on improving convenience and access for our customers digitally.

In October, we achieved a significant milestone. We opened our first deposit account online and are now using the same system to open personal accounts in our branches. We expect to implement the same account opening solution for business accounts in 2026 and plan to upgrade our digital banking platform in 2027.

Through the early days of our digital account opening experience, our favorite customer story comes from a grandmother who went online and opened three savings accounts in a matter of minutes for her grandchildren at Christmas. More importantly, no horse and buggy required!



In addition to being a businessman and pharmacist, Shel Toomer served on the Auburn City Council for nearly 25 years and in the Alabama state legislature for another 8 years. To this day, AuburnBank remains rooted in service to the community. One example of this commitment is current Company and Bank director, Bill Ham, who served as mayor of the City of Auburn for 20 years until 2018, and is profiled along with his family in this Annual Report. Another example featured in this report is recently retired Opelika City President and current advisory board director, Eddie Smith, who was elected Mayor of Opelika in 2025 after 21 years of service on Opelika's City Council.

In closing, we want to express our thanks and appreciation for your loyal support and we are excited for what lies ahead in 2026. We look forward to seeing you at the annual shareholder meeting on May 12.

President and CEO, David Hedges and Board Chairman, Bob Dumas

Portrait of Shel Toomer, painted by renowned artist Maltby Sykes in the late 1950s, honoring four decades of dedicated service to the Bank of Auburn (now AuburnBank), the community, and the state.

Sincerely,

David Hedges
President and CEO

Robert W. Dumas
Chairman

Leave it better than you found it

A Legacy of Service: The Ham Family's Commitment to the Auburn Community



Bill Ham, Jr.'s connection to Auburn runs deep. His family has called Auburn home for four generations, beginning in 1933 when Bill Ham, Sr. hitched a ride to Auburn on the back of a Cushman Scooter to attend Alabama Polytechnic Institute. Upon his graduation from API, Bill Sr. opened Bill Ham Dry Cleaners which he operated in downtown Auburn until 1972.

For AuburnBank, community isn't just a place—it's a legacy carried forward by the people who invest their time, leadership, and heart into its future. Few embody that spirit more than the Ham family, whose decades of service have helped shape Auburn's growth while preserving the values that make it special.

Left: Bill at 9 years old standing in front of the original site of Bill Ham Dry Cleaners. Right: Sixty-two years later, Bill standing in the same spot where Bill Ham Dry Cleaners operated from 1936 until 1972.





Left top: Bill Ham, Sr. holding daughter, Corinne, as an infant. Right top: Corinne modeling her father's new car. Right Center: Bill Sr. holding infant, Bill Jr. in 1953. Right bottom: Bill in the front yard of the home where he grew up.



As a young man, Bill Ham occasionally thought he would follow in his father's footsteps and run for City Council. In the summer of 1986, while standing in the lobby at AuburnBank, the very persuasive, then-Mayor Jan Dempsey told him it was time for him to pay his civic dues by becoming a candidate for Auburn City Council. Shortly thereafter, another former Mayor and long-time friend, Jim Haygood, met Bill at City Hall to be sure Bill signed up to run.

"Of course, my father had his laundry business downtown, and I helped him starting at a young age. It was a great opportunity to have quality time with him, but also to start learning a business that I would spend my working life doing."

—Bill Ham



> "As a child growing up in Auburn, I saw my parents and their friends heavily involved in the community. For example, my father was a local businessman who served on the City Council. I realized as a young man that I wanted to play a role in making the community that had been so good to me and my family even better."
>
> —Bill Ham



In 1986, Bill was elected to the Auburn City Council, marking the beginning of more than three decades of leadership in local government. Over the years, he earned the trust and respect of residents and colleagues alike for his thoughtful approach and steady leadership.

In 1996, Bill was named Mayor Pro Tempore, a role that further expanded his influence in guiding the city's direction. Just two years later, Auburn voters elected him Mayor, placing their confidence in a leader deeply invested in the community's future.

As Mayor for the next 20 years, Bill helped lead Auburn through a period of growth and progress while remaining focused on the qualities that have always defined city–strong neighborhoods, vibrant local businesses, and a spirit of partnership across the community.

Even as he served in public office, Bill remained committed to strengthening Auburn through community institutions. Since 1993, he has served as a member of the AuburnBank



Top: US Senator John Sparkman, a personal friend of Bill Ham, Sr., often traveled by train to Auburn. On this particular day, Bill as a little boy, his father and Dr. Ralph Draughon, former President of API, welcomed Senator Sparkman at the Auburn Depot for a visit. Center: Bill Ham, Sr., Bill Ham, Jr., and infant son, Forrest — 3 generations. Bottom: Bill Ham, Sr., Bill Ham, his wife Carol, their son Forrest and infant daughter, Ashley, while out visiting neighbors as Bill made his first run as a City Council member in 1986.





"A saying that sums up my approach to each task I have faced, including my years on the City Council and as Mayor is this: Leave it better than you found it."

—Bill Ham

Left: As Mayor, Bill served as the primary contact between the City, Auburn University and the Governor's office — "The leadership at Auburn University, notably Jay Gogue and Governor Bob Riley, were productive partners in reaching the City's goals." BH. Below: Bill and Carol Ham were honored with the naming of the Bill & Carol Ham Amphitheatre at the Gogue Performing Arts Center in 2022.

Board of Directors, offering guidance shaped by his deep understanding of the city and its people.

Community banks and community leaders share a common mission: investing in the long-term success of the places they call home. Bill's service on the board reflects that shared commitment—ensuring that decisions are guided not only by financial stewardship, but by a genuine dedication to Auburn's future.

When Bill retired from public service in 2018, he closed an extraordinary chapter of civic leadership. Yet his impact continues to be felt across the community—in the partnerships he fostered, the progress he helped guide, and the example of service he set for future generations.

Today, Auburn continues to grow and evolve, supported by leaders, institutions, and families who remain committed to its success. Bill Ham's story is a reminder that the strength of a community is built over time—through vision, service, and a shared belief in tomorrow.

For four generations, Bill's family has been part of Auburn's story. Through his leadership and service, he has helped ensure that story continues for generations to come.

AUBURNBANK

Far right: 3 generations of William Forrester Ham.
Near right: Young Will Ham making his first deposit in the new AuburnBank Main Branch.

"I would not be surprised to know that my family's relationship with AuburnBank is approaching the century mark."

—Bill Ham

Leadership begins with service

"There is no greater calling than being in the position to help people." Words shared by Eddie Smith capture the spirit of a career defined by service, leadership, and genuine care.

Eddie Smith joined AuburnBank in 1999 and quickly became a cornerstone of both AuburnBank and the Opelika community. When asked about his time serving as our Opelika City President, Eddie shared, "Being a good banker included times when I advised, times when I ministered, and times when I just listened."

Beyond the bank, Eddie's commitment to service extended into public life. As a member of the Opelika City Council since 2004, Eddie played a meaningful role in shaping the growth and well-being of the community he calls home. His ability to lead with integrity and vision strengthened not only the city but also the bond between AuburnBank and the people it serves.

While Eddie has stepped away from his day-to-day role at AuburnBank, his influence continues. Elected Mayor of Opelika in August, 2025, Eddie remains connected to AuburnBank as a valued member of the Opelika Advisory Board, offering insight, experience, and guidance to the next generation of leadership.

Eddie's legacy stands as a powerful reminder that true leadership begins with service. As AuburnBank looks to the future, we are inspired by his example of commitment to our customers and community.





Transforming lives

For twenty-five years, the Greater Peace Community Development Corporation (GPCDC) has stood as a beacon of hope, service, and opportunity for families across Lee County and throughout the state of Alabama. Established by the visionary leadership of Rev. Clifford E. Jones, GPCDC was founded on a simple but powerful belief: strong communities are built when people have access to safe housing, quality education, supportive services, and opportunities to thrive.

Raised on a farm in Mississippi as one of sixteen siblings, Rev. Jones learned early the value of hard work, faith, and helping others. Life on the farm required cooperation, discipline, and sacrifice, lessons that would later influence his lifelong commitment to serving communities in need. Those humble beginnings helped shape his heart for people and his understanding of how opportunity, support, and community can transform lives.

Guided by those values, he established the Greater Peace Community Development Corporation to address critical needs facing families in the community, particularly in the areas of affordable housing, childcare, youth development, and food security. His vision extended far beyond immediate relief; it focused on building sustainable systems that would empower individuals and families for generations to come.

Over the past quarter-century, GPCDC has provided affordable, high-quality childcare, after-school and summer enrichment programs, youth development initiatives, educational support, and food assistance programs that help combat food insecurity. Through these efforts, thousands of children and families have received the support they need to learn, grow, and succeed.

The story of GPCDC is ultimately one of faith, resilience, and service, a legacy rooted in the humble beginnings of a young boy from a Mississippi farm who believed that, with compassion, commitment, and community, lasting change is possible.

AuburnBank has proudly supported the Greater Peace Community Development Corporation's mission for two decades, demonstrating a longstanding commitment to serving and uplifting the next generation.



"When you grow up with very little, you learn that what matters most is not what you have, but what you are willing to share with others."

—Rev. Clifford E. Jones

"Reverend Clifford Jones truly exemplifies leadership with a servant's heart. His commitment and dedication to providing many opportunities for citizens within our community to strengthen and improve their quality of life is what makes him such a respected and valuable leader within our community."

—Bob Dumas



Board of Directors

BOARD MEMBERS

Robert W. Dumas
Chairman

David A. Hedges
President & CEO

C. Wayne Alderman
Secretary to ANBC
Dean and Professor Emeritus,
College of Business,
Auburn University

Terry Andrus
Retired CEO,
East Alabama Health

J. Tutt Barrett
Attorney,
Dean and Barrett

Walton T. Conn, Jr.
Retired Global COO of Quality, Risk and Regulatory,
KPMG International

William F. Ham, Jr.
Owner, Varsity Enterprises

David E. Housel
Director of Athletics Emeritus,
Auburn University

Michael A. Lawler
Founder and CEO,
Fullsteam Holdings LLC

Anne May
Retired Partner,
Machen, McChesney & Chastain, CPAs

Sandra J. Spencer
Retired, Alabama 4-H Center and Auburn University



Front row (L–R): Anne M. May, David E. Housel, Sandra J. Spencer.
Back row (L–R): William F. Ham, Jr.; Michael A. Lawler; David A. Hedges; Robert W. Dumas; C. Wayne Alderman; Walton T. Conn, Jr.; Terry W. Andrus; J. Tutt Barrett

OPELIKA BRANCH ADVISORY BOARD

William H. Brown
President, Brown Agency, Inc.

William G. Dyas
Realtor, First Realty

Doug M. Horn
Owner, Doug Horn Roofing & Contracting Co.

William P. Johnston
President, J&M Bookstore

C. Eddie Smith
Mayor of Opelika

R. Kraig Smith M.D.
Lee OBGYN

Sherrie M. Stanyard
Retired, Craftmaster Printers, Inc.

Robert G. Young
Vice President, Sales
Young's Plant Farm, Inc.

VALLEY BRANCH ADVISORY BOARD

Terrell E. Bishop
Retired, AuburnBank

H. David Ennis, Sr.
President, Novelli-Ennis & Company, CPA

John H. Hood, II
Pharmacist, Hood's Pharmacy

Claud E. (Skip) McCoy, Jr.
Attorney, Johnson, Caldwell, & McCoy Law Firm

Frank P. Norman
Owner, Johnny's New York Style Pizza and WingStop

AuburnBank Officers

ADMINISTRATION

Bob Dumas
Chairman

David Hedges
President & CEO

Libba Paulk George
Executive Assistant
to President/CEO

FINANCE & ACCOUNTING

James Walker
Senior Vice President
Chief Financial Officer

Kris Blackmon
Vice President
Chief Investment Officer
Asset Liability Manager

James Pack
Vice President
Financial Reporting

Luellen Bishop
Shareholder Relations &
Funds Management Officer

CREDIT ADMINISTRATION

Shannon O'Donnell
Senior Vice President
Credit Administration
Chief Risk Officer

Christy Fogle
Vice President
Credit Administration
CRA Officer

Vicky Garner
Vice President
Loan Operations Officer

COMPLIANCE & AUDIT

Marla Kickliter
Senior Vice President
Compliance & Internal Audit

HUMAN RESOURCES

Tamela Seymour
Senior Vice President
Chief Human Resource
Officer

Laura Carrington
Vice President
Human Resource Officer

INFORMATION TECHNOLOGY

Jerry Siegel
Senior Vice President
Chief Technology Officer

Joanna Watts
Vice President
IT & Project Management

Woody Odom
Assistant Vice President

Leigh Ann Thompson
Treasury Management
Electronic Services Officer

LENDING

Robert Smith
Senior Vice President
Chief Lending Officer

S. Mark Bridges
Senior Vice President
South Donahue Branch

Gene Dulaney
Senior Vice President
Business Development
Bent Creek Branch

Bruce Emfinger
Senior Vice President
Valley City President

April Herring
Senior Vice President
Mortgage Division Manager

Wanda McCaghren
Senior Vice President
Opelika Branch

Greg Pettey
Senior Vice President
Opelika City President

Jeff Stewart
Senior Vice President
Collection Supervisor
Commercial Lender

David Warren
Senior Vice President
Main Office

Tina Cook
Vice President
Tiger Town Branch

Lance Hemmings
Vice President
Phenix City

Suzanne Gibson
Assistant Vice President
Portfolio Management
Officer

Kathy Ingram
Assistant Vice President
Head Commercial/
Consumer Loan
Processing Officer

Andrea Jackson
Portfolio Manager

MARKETING

Lolly Steiner
Marketing & Community
Relations Officer

OPERATIONS

Pam Fuller
Senior Vice President
Operations

Karen Bence
Vice President
Security, BSA/
OFAC Officer

Cindy Royster
Vice President
Branch Administration
IRA Specialist

Rhonda Sanders
Assistant Vice President
Deposit Operations
CIP Officer

Latoya Watts
Assistant Vice President
Training Officer

AUBURN NATIONAL BANCORPORATION, INC.

FINANCIAL HIGHLIGHTS

(DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

	For the Years Ended December 31,				
	2025	**2024**	**2023**	**2022**	**2021**
Earnings					
Net Interest Income	$29,674	$27,125	$26,328	$27,166	$23,990
Provision for Credit Losses	631	36	135	1,000	<600>
Net Earnings	7,255	6,397	1,395	10,346	8,039
Per Share:					
Net Earnings	2.08	1.83	0.40	2.95	2.27
Cash Dividends	1.08	1.08	1.08	1.06	1.04
Book Value	26.35	22.41	21.90	19.42	29.46
Shares Outstanding	3,493,699	3,493,699	3,493,614	3,503,452	3,520,485
Financial Condition					
Total Assets	1,018,797	977,324	975,255	1,023,888	1,105,150
Loans, Net of Unearned Income	565,354	564,017	557,294	504,458	458,364
Allowance for Credit Losses	7,176	6,871	6,863	5,765	4,939
Investment Securities	233,259	243,012	270,910	405,304	421,891
Total Deposits	922,926	895,824	896,243	950,337	994,243
Stockholders' Equity	92,053	78,292	76,507	68,041	103,726
Selected Ratios					
Return on Average Total Assets	0.73%	0.65%	0.14%	0.96%	0.78%
Return on Average Total Equity	8.61%	8.21%	2.05%	12.48%	7.54%
Average Stockholders' Equity to Average Assets	8.45%	7.93%	6.66%	7.72%	10.39%
Allowance for Credit Losses as a % of Loans	1.27%	1.22%	1.23%	1.14%	1.08%
Loans to Total Deposits	61.26%	62.96%	62.18%	53.08%	46.10%

Financial Section

Auburn National Bancorporation, Inc. 2025 Annual Report

SPECIAL CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Various of the statements made herein under the captions "Business," Properties," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations", "Quantitative and Qualitative Disclosures about Market Risk", and elsewhere, are "forward-looking statements" within the meaning and protections of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Forward-looking statements include statements with respect to our beliefs, plans, objectives, goals, expectations, anticipations, assumptions, estimates, intentions and future performance, and involve known and unknown risks, uncertainties and other factors, which may be beyond our control, and which may cause the actual results, performance, achievements or financial condition of the Company to be materially different from future results, performance, achievements or financial condition expressed or implied by such forward-looking statements. You should not expect us to update any forward-looking statements.

All statements other than statements of historical fact could be forward-looking statements. You can identify these forward-looking statements through our use of words such as "may," "will," "anticipate," "assume," "should," "indicate," "would," "believe," "contemplate," "expect," "estimate," "continue," "designed", "plan," "point to," "project," "could," "intend," "target," "seek" and other similar words and expressions of the future. These forward-looking statements may not be realized due to a variety of factors, including, without limitation: (i) the effects of future economic, business and market conditions and changes, foreign, domestic and locally, including inflation, seasonality, natural disasters such as hurricanes, and tornados and floods, epidemics or pandemics, supply chain disruptions and changes in consumer behaviors; (ii) the effects of war, other conflicts or attacks, acts of terrorism, trade restrictions, tariffs, sanctions, the value of the U.S. dollar against other currencies, or other events that may affect general economic conditions, and consumer and business confidence; (iii) governmental fiscal and monetary policies and changes, including taxes, the amount of federal deficit spending and the debt to fund such spending, changes in monetary policies, including changes in the Federal Reserve's target federal funds rate and in the Federal Reserve's holdings of securities through quantitative tightening or easing; and the duration that the Federal Reserve will keep its targeted federal funds rates at or above current target ranges to meet its long term inflation target of 2%; (iv) changes in market interest rates and the shape of the yield curve on changes in savings, deposit and payment behaviors, the levels, composition and costs of deposits, loan demand and mortgage loan originations, and the values and liquidity of and interest-sensitive assets and liabilities; (v) increases in market interest rates that may result in unrealized losses on our securities portfolio, which adversely affect our stockholders' equity for financial reporting purposes and our tangible equity; (vi) the effects of competition from a wide variety of local, regional, national and other providers of financial, investment and insurance services, including the disruptive effects of financial technology and products, including stablecoin and other digital assets businesses, which are not subject to the same regulation, including capital and liquidity requirements, internal controls, and supervision and examination, as the Company and the Bank, and competition from credit unions, which are not subject to federal income taxation; (vii) more permissive regulation and/or enforcement of digital assets, such as cyber currency and stablecoins (including rewards or other forms of payments functionally similar to interest), that increases competition to banks, increases risks to the payment systems, increases risks of fraud and theft of digital assets and their effects on customers other financial institutions, including our counterparties, and confidence in the financial system, generally; (viii) changes in banking, securities and tax laws, regulations and rules and their application by the regulators, including capital and liquidity requirements, and in the coverage and cost of FDIC deposit insurance; (ix) legislative, executive branch and regulatory changes, including changes in policy, leadership and personnel, including reductions in the number and experience of personnel, at the bank and securities regulators and the CFPB, and the uncertain effects of all these, including the costs and benefits of such changes; (x) the effects of the potential privatization and changes to Fannie Mae and Freddie Mac and its purchases of mortgage-backed securities on the mortgage markets and to us as an originator, seller and servicer of residential mortgage loans; (xi) the assumptions, judgments and estimates made by the Company, including those used in the Company's CECL models to establish our allowance for credit losses and asset impairments, as well as differences in, and changes to, economic, market and credit conditions, including changes in employment levels and payment behaviors from those used in our CECL models and loan portfolio reviews; (xii) changes in accounting pronouncements and interpretations; (xiii) changes in borrower credit risks, and; (xiv) changes in the availability and cost of credit and capital in the financial markets, and the types of instruments that may be included as capital for regulatory purposes; (xv) changes in our technology or products that may be more difficult, costly and risky, or less effective than anticipated; (xvi) threats of potential cyber-attacks and data breaches, in constantly changing forms and increasing sophistication, including through the use of artificial intelligence and state sponsorship of the attacks; (xvii) the estimates that our future taxable income could be inaccurate, and if lower taxable income is realized from our operations, the amount of our deferred tax assets that we anticipate will be reduced; (xviii) our future earnings and "eligible retained earnings" over rolling four calendar quarter periods may limit our dividends, share repurchases and discretionary bonuses; and (xix) other factors and risks described under "Risk Factors" herein and in any of our subsequent reports that we make with the Securities and Exchange Commission (the "Commission" or "SEC") under the Exchange Act.

All written or oral forward-looking statements that we make or are attributable to us are expressly qualified in their entirety by this cautionary notice. We have no obligation and do not undertake to update, revise or correct any of the forward-looking statements after the date of this report, or after the respective dates on which such statements otherwise are made.

BUSINESS INFORMATION

Auburn National Bancorporation, Inc. (the "Company") is a bank holding company registered with the Board of Governors of the Federal Reserve System (the "Federal Reserve") under the Bank Holding Company Act of 1956, as amended (the "BHC Act"). The Company was incorporated in Delaware in 1990, and in 1994 it succeeded its Alabama predecessor as the bank holding company controlling AuburnBank, an Alabama state member bank with its principal office in Auburn, Alabama (the "Bank"). The Company and its predecessor have controlled the Bank since 1984. As a bank holding company, the Company may diversify into a broader range of financial services and other business activities than currently are permitted to the Bank under applicable laws and regulations. The holding company structure also provides greater financial and operating flexibility than is presently permitted to the Bank.

The Bank has operated continuously since 1907 and currently conducts its business primarily in East Alabama, including Lee County and surrounding areas. The Bank has been a member of the Federal Reserve Bank of Atlanta (the "Federal Reserve Bank") since April 1995. The Bank's primary regulators are the Federal Reserve and the Alabama Superintendent of Banks (the "Alabama Superintendent"). The Bank has been a member of the Federal Home Loan Bank of Atlanta (the "FHLB-Atlanta") since 1991.

Services

The Bank operates its main office and 7 branches in Auburn, Opelika, Notasulga, and Valley, Alabama and a loan production office in Phenix City, Alabama. We evaluate the utilization of our existing facilities and customer preferences for online and mobile banking. In addition to opening our new main office in 2022, we closed one branch office in Auburn at the end of 2024, whose customers could be served conveniently and more efficiently by another existing Bank branch.

The Bank offers checking, savings, transaction deposit accounts and certificates of deposit, and is an active residential mortgage lender in its primary service area. The Bank's primary service area includes the cities of Auburn and Opelika, Alabama and nearby surrounding areas in East Alabama, primarily in Lee County. The Bank also offers commercial, financial, agricultural, real estate construction and consumer loan products, and other financial services. The Bank operates ATM machines in 8 locations in its primary service area. The Bank offers Visa® Checkcards, which are debit cards with the Visa logo that work like checks and can be used anywhere Visa is accepted, including ATMs. The Bank's Visa Checkcards can be used internationally through the Plus® network. The Bank offers online banking, bill payment, online consumer account opening, and other electronic banking services through its Internet website, www.auburnbank.com. Our online banking services, bill payment and electronic services are subject to certain cybersecurity risks. See "Risk Factors – Our information systems may experience interruptions and security breaches."

The Bank has not offered any services related to any Bitcoin or other digital or crypto instruments, stablecoins or businesses.

Loans and Loan Concentrations

The Bank makes loans for commercial, financial and agricultural purposes, as well as for real estate mortgages, real estate acquisition, construction and development and consumer purposes. While there are certain risks unique to each type of lending, management believes that there is more risk associated with commercial, real estate acquisition, construction and development, agricultural and consumer lending than with residential real estate mortgage loans. To help manage these risks, the Bank has established underwriting standards used in evaluating each extension of credit on an individual basis, which are substantially similar for each type of loan. These standards include a review of the economic conditions affecting the borrower, the borrower's financial strength and capacity to repay the debt, the underlying collateral and the borrower's past credit performance. We apply these standards at the time a loan is made and monitor them periodically throughout the life of the loan. See "Lending Practices" for a discussion of regulatory guidance on commercial real estate lending.

Our commercial real estate ("CRE") loans, including $59.6 million of loans on owner occupied property, as of December 31, 2025 totaled $325.5 million (58% of total loans). Our regulators' CRE Guidance excludes loans on owner occupied property from CRE. Excluding our owner-occupied loans, our CRE loans were $290.2 million (51% of total loans) at year end 2024. See "Lending Practices – *CRE*."

The Bank has loans outstanding to borrowers in all industries within our primary service area. Any adverse economic or other conditions affecting these industries would also likely have an adverse effect on the local workforce, other local businesses, and individuals in the community that have entered into loans with the Bank. For example, the auto manufacturing business and its suppliers have positively affected our local economy, but automobile sales manufacturing is cyclical and adversely affected by increases in interest rates. Decreases in automobile sales, including adverse changes due to interest rate increases and inflation, tariffs, supply chain disruptions (including changes resulting from the effects of tariffs and related changes in countries and producers in the supply chains) and a tight labor market, could adversely affect nearby Kia and Hyundai automotive plants and their suppliers' local spending and employment, and could adversely affect economic conditions in the markets we serve. However, management believes that due to the diversified mix of industries located within our markets, adverse changes in one industry may not necessarily affect other area industries to the same degree or within the same time frame. The Bank's primary service area also is subject to both local and national economic conditions and fluctuations. While most loans are made within our primary service area, some residential mortgage loans are originated outside the primary service area, and the Bank from time to time has purchased loan participations from outside its primary service area. We also may make loans to other borrowers outside these areas, especially where we have a relationship with the borrower, or its business or owners.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following is a discussion of our financial condition at December 31, 2025 and 2024 and our results of operations for the years ended December 31, 2025 and 2024. The purpose of this discussion is to provide information about our financial condition and results of operations which is not otherwise apparent from the consolidated financial statements. The following discussion and analysis should be read along with our consolidated financial statements and the related notes included elsewhere herein. In addition, this discussion and analysis contains forward-looking statements, so you should refer to Item 1A, "Risk Factors" and "Special Cautionary Notice Regarding Forward-Looking Statements". This includes Table 2 "Selected Financial Data."

OVERVIEW

The Company was incorporated in 1990 under the laws of the State of Delaware and became a bank holding company after it acquired its Alabama predecessor, which was a bank holding company established in 1984. The Bank, the Company's principal subsidiary, is an Alabama state-chartered bank that is a member of the Federal Reserve System and has operated continuously since 1907. Both the Company and the Bank are headquartered in Auburn, Alabama. The Bank conducts its business primarily in East Alabama, including Lee County and surrounding areas. The Bank operates full-service branches in Auburn, Opelika, Notasulga and Valley, Alabama. The Bank also operates a loan production office in Phenix City, Alabama.

Summary of Results of Operations

		Year ended December 31	
(Dollars in thousands, except per share data)		**2025**	**2024**
Net interest income (a)	$	29,747	$ 27,204
Less: tax-equivalent adjustment		73	79
Net interest income (GAAP)		29,674	27,125
Noninterest income		3,119	3,474
Total revenue		32,793	30,599
Provision for credit losses		631	36
Noninterest expense		22,951	22,166
Income tax expense (benefit)		1,956	2,000
Net earnings	$	7,255	$ 6,397
Basic and diluted net earnings per share	$	2.08	$ 1.83

(a) Tax-equivalent. See "Table 1 - Explanation of Non-GAAP Financial Measures".

Financial Summary

The Company's net earnings were $7.3 million for the full year 2025, compared to $6.4 million for the full year 2024. Basic and diluted net earnings per share were $2.08 per share for the full year 2025, compared to $1.83 per share for the full year 2024.

Net interest income (tax-equivalent) was $29.7 million in 2025, a 9% increase compared to $27.2 million in 2024. This increase was primarily due to improved net interest margin and a 2% increase in our interest-earning assets. The Company's net interest margin (tax-equivalent) was 3.27% in 2025, compared to 3.06% in 2024. The increase in net interest margin (tax-equivalent) was primarily due to improved yields on interest-earning assets, and a decrease in our cost of interest-bearing deposits.

At December 31, 2025, the Company's allowance for credit losses was $7.2 million, or 1.27% of total loans, compared to $6.9 million, or 1.22% of total loans, at December 31, 2024.

The Company recorded a provision for credit losses of $631 thousand in 2025 compared to $36 thousand during 2024. The provision for credit losses in 2025 was primarily due to two loans that were individually evaluated. A specific reserve was established for one loan and the other loan was partially charged off. The provision for credit losses under CECL is reflective of the Company's credit risk profile and the future economic outlook and forecasts. Our CECL model is largely influenced by economic factors including, most notably, the anticipated unemployment rate.

Noninterest income was $3.1 million in 2025 compared to $3.5 million in 2024. The decrease was primarily related to a decrease in mortgage lending income and other noninterest income.

Noninterest expense was $23.0 million in 2025 compared to $22.2 million in 2024. The increase was primarily related to increases in salaries and benefits expense and other noninterest expense. These increases were partially offset by a decrease in net occupancy and equipment expense.

The provision for income tax expense was $2.0 million for an effective tax rate of 21.24% for 2025, compared to $2.0 million for an effective tax rate of 23.82% for 2024. The Company's effective income tax rate is affected principally by tax-exempt earnings from the Company's investments in municipal securities and loans, bank-owned life insurance, and New Markets Tax Credits. The provision for income tax expense and the effective tax rates for 2024 included discrete tax items associated with provision to return adjustments in conjunction with the final 2023 tax return filing and the resolution of state examination activities, which resulted in additional tax expense.

The Company paid cash dividends of $1.08 per share in 2025 and 2024. At December 31, 2025, the Bank's regulatory capital ratios were well above the minimum amounts required to be "well capitalized" under current regulatory standards with a total risk-based capital ratio of 17.14%, a tier 1 leverage ratio of 10.71% and common equity tier 1 or (CET1) of 16.06% at December 31, 2025.

CRITICAL ACCOUNTING POLICIES

The accounting and financial reporting policies of the Company conform with U.S. generally accepted accounting principles and with general practices within the banking industry. In connection with the application of those principles, we have made judgments and estimates which, in the case of the determination of our allowance for credit losses, recurring and non-recurring fair value measurements, and the valuation of deferred tax assets, were critical to the determination of our financial position and results of operations.

Allowance for Credit Losses – Loans

The allowance for credit losses is estimated under the CECL methodology set forth in Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 326, *Financial Instruments – Credit Losses*. The allowance for credit losses reflects management's estimate of the amount of credit losses expected to be recognized over the remaining life of the loans in our portfolio. This evaluation requires significant management judgment and is based upon relevant available information related to historical default and loss experience, current and projected economic conditions, and other portfolio-specific and environmental risk factors. Losses are predicted over a reasonable and supportable forecast period, and at the end of the reasonable and supportable period losses revert to long term historical averages. The allowance for credit losses is measured on a collective basis for pools of loans with similar risk characteristics, and on an individual basis for loans that do not share similar risk characteristics with the collectively evaluated pools. There are factors beyond our control, such as changes in projected economic conditions, real estate markets or particular industry conditions which may materially impact asset quality and the adequacy of the allowance for credit losses and thus the resulting provision for credit losses. The allowance is adjusted through provision for credit losses and decreased by charge-offs, net of recoveries of amounts previously charged-off. See Note 1 - Summary of Significant Accounting Policies and Note 4 - Loans and Allowance for Credit Losses in the notes to our consolidated financial statements in this report.

Fair Value Determination

U.S. GAAP requires management to value and disclose certain of the Company's assets and liabilities at fair value, including investments classified as available-for-sale and derivatives. ASC 820, *Fair Value Measurements and Disclosures*, which defines fair value, establishes a framework for measuring fair value in accordance with U.S. GAAP and expands disclosures about fair value measurements. For more information regarding fair value measurements and disclosures, please refer to Note 1 - Summary of Significant Accounting Policies and Note 14, Fair Value in the notes to the consolidated financial statements that accompany this report.

Fair values are based on active market prices of identical assets or liabilities when available. Comparable assets or liabilities or a composite of comparable assets in active markets are used when identical assets or liabilities do not have readily available active market pricing. However, some of the Company's assets or liabilities lack an available or comparable trading market characterized by frequent transactions between willing buyers and sellers. In these cases, fair value is estimated using pricing models that use discounted cash flows and other pricing techniques. Pricing models and their underlying assumptions are based upon management's best estimates for appropriate discount rates, default rates, prepayments, market volatility and other factors, taking into account current observable market data and experience.

These assumptions may have a significant effect on the reported fair values of assets and liabilities and the related income and expense. As such, the use of different models and assumptions, as well as changes in market conditions, could result in materially different net earnings and retained earnings results.

Deferred Tax Asset Valuation

A valuation allowance is recognized for a deferred tax asset if, based on the weight of available evidence, it is more-likely-than-not that some portion or the entire deferred tax asset will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. At December 31, 2025 we had net deferred tax assets of $6.9 million included as "other assets", including $6.5 million resulting from unrealized losses in our securities portfolio. Based upon the level of taxable income over the last three years and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that we will realize the benefits of these deductible differences at December 31, 2025. The amount of the deferred tax assets considered realizable, however, could be reduced if estimates of future taxable income are reduced. See Note 1 - Summary of Significant Accounting Policies and Note 9 – Income Taxes in the notes to the consolidated financial statements that accompany this report.

Average Balance Sheet and Interest Rates

					Year ended December 31	
		2025			**2024**	
(Dollars in thousands)		**Average Balance**	**Yield/ Rate**		**Average Balance**	**Yield/ Rate**
Loans and loans held for sale	$	560,476	5.50%	$	568,733	5.23%
Securities - taxable		228,793	2.16%		248,072	2.19%
Securities - tax-exempt (a)		9,173	3.77%		10,084	3.70%
Total securities		237,966	2.23%		258,156	2.25%
Federal funds sold		26,535	4.25%		17,907	5.24%
Interest bearing bank deposits		83,648	4.28%		44,634	5.23%
Total interest-earning assets		908,625	4.49%		889,430	4.36%
Deposits:						
NOW		205,951	1.33%		192,702	1.39%
Savings and money market		253,668	0.97%		251,778	0.86%
Certificates of deposit		184,047	3.20%		195,097	3.46%
Total interest-bearing deposits		643,666	1.72%		639,577	1.81%
Short-term borrowings		28	7.14%		628	0.48%
Total interest-bearing liabilities		643,694	1.72%		640,205	1.81%
Net interest income and margin (a)	$	29,747	3.27%	$	27,204	3.06%

(a) Tax-equivalent. See "Table 1 - Explanation of Non-GAAP Financial Measures".

RESULTS OF OPERATIONS

Net Interest Income and Margin

Net interest income (tax-equivalent) was $29.7 million in 2025, a 9% increase compared to $27.2 million in 2024. This increase was primarily due to improved net interest margin and a 2% increase in our interest-earning assets. The Company's net interest margin (tax-equivalent) was 3.27% in 2025, compared to 3.06% in 2024. The increase in net interest margin (tax-equivalent) was primarily due to improved yields on interest-earning assets, and a decrease in our cost of interest-bearing deposits. The Federal Reserve announced a 50-basis points rate reduction on September 18, 2024, followed by two 25 basis points reduction in October and December 2024 and by three 25 basis points in September, October and December 2025. At year end the target federal funds rate ranged from 3.5% - 3.75%.

The tax-equivalent yield on total interest-earning assets increased by 13 basis points to 4.49% in 2025 compared to 4.36% in 2024. This increase was primarily due to changes in our asset mix, as cash and cash equivalents increased and securities declined. Average interest-earning assets were $908.6 million during 2025, a 2% increase compared to $889.4 million during 2024.

The cost of total interest-bearing liabilities decreased by 9 basis points to 1.72% in 2025 compared to 1.81% in 2024 following decreases to the federal funds rate.

The Company continues to deploy various asset liability management strategies to manage its risk from interest rate fluctuations. Deposit and loan pricing remains competitive in our markets. We believe that interest rates, inflation and monetary policy may continue to fluctuate in 2026 and may be challenging as a result. Our ability to compete and manage our deposits costs until our interest-earning assets reprice and we generate new loans with current market interest rates will be important to our net interest margin during 2026.

Provision for Credit Losses

The Company recorded a provision for credit losses of $631 thousand during 2025, compared to $36 thousand for 2024. Provision expense is affected by organic loan growth in our loan portfolio, our internal assessment of the credit quality of the loan portfolio, our expectations about future economic conditions and net charge-offs. Our CECL model is largely influenced by economic factors including, the anticipated Alabama unemployment rate, which may be affected by government policies, including monetary, fiscal and other policies, including tariffs. The provision for credit losses in 2025 was primarily due to two loans that were individually evaluated. A specific reserve was established for one loan and the other loan was partially charged off.

Our allowance for credit losses reflects an amount we believe appropriate, based on our allowance assessment methodology, to adequately cover all expected credit losses as of the date the allowance is determined. At December 31, 2025, the Company's allowance for credit losses was $7.2 million, or 1.27% of total loans, compared to $6.9 million, or 1.22% of total loans, at December 31, 2024.

Noninterest Income

			Year ended December 31	
(Dollars in thousands)		**2025**		**2024**
Service charges on deposit accounts	$	619	$	614
Mortgage lending		474		608
Bank-owned life insurance		414		403
Other		1,612		1,849
Total noninterest income	$	3,119	$	3,474

The Company's noninterest income from mortgage lending is primarily attributable to the (1) origination and sale of new mortgage loans, including refinancings and (2) servicing of mortgage loans. Origination income, net, is comprised of gains or losses from the sale of the mortgage loans originated, origination fees, underwriting fees and other fees associated with the origination of mortgage loans, which are netted against the commission expense associated with these originations. The Company's customary practice is to originate mortgage loans for sale in the secondary market and to either sell or retain the MSRs when the loan is sold.

MSRs are recognized based on the fair value of the servicing right on the date the corresponding mortgage loan is sold. Subsequent to the date of transfer, the Company has elected to measure its MSRs under the amortization method. Servicing fee income is reported net of any related amortization expense.

The Company evaluates MSRs for impairment quarterly. Impairment is determined by grouping MSRs by common predominant characteristics, such as interest rate and loan type. If the aggregate carrying amount of a particular group of MSRs exceeds the group's aggregate fair value, a valuation allowance for that group is established. The valuation allowance is adjusted as the fair value changes. An increase in mortgage interest rates typically results in an increase in the fair value of the MSRs while a decrease in mortgage interest rates typically results in a decrease in the fair value of MSRs.

The following table presents a breakdown of the Company's mortgage lending income for 2025 and 2024.

			Year ended December 31	
(Dollars in thousands)		**2025**		**2024**
Origination income	$	154	$	261
Servicing fees, net		320		347
Total mortgage lending income	$	474	$	608

The Company's income from mortgage lending typically fluctuates as mortgage interest rates, housing sales and refinancings change. Origination income decreased in 2025 compared to 2024 due to a decrease in mortgage lending demand as mortgage interest rates remain elevated.

Other noninterest income was $1.6 million in 2025, compared to $1.8 million in 2024. The decrease in other noninterest income was primarily due to decreased fee income on reciprocal deposits sold through the Intrafi network.

Noninterest Expense

(Dollars in thousands)		Year ended December 31		
		2025		**2024**
Salaries and benefits	$	13,154	$	12,534
Net occupancy and equipment		2,353		2,508
Professional fees		1,276		1,188
FDIC and other regulatory assessments		569		564
Other		5,599		5,372
Total noninterest expense	$	22,951	$	22,166

Salaries and benefits increased during 2025 compared to 2024 primarily due to routine annual increases in salaries and wages.

The decrease in net occupancy and equipment expense was primarily due to increased leasing income associated with the Company's headquarters, which totaled $1.4 million in 2025 compared to $1.0 million in 2024.

The increase in other noninterest expense was due to a variety of miscellaneous items including increased information technology and systems expenses and loan-related expenses.

Income Tax Expense

The provision for income taxes expense was $2.0 million for an effective tax rate of 21.24% for 2025, compared to $2.0 million for an effective tax rate of 23.82% for 2024. The Company's effective income tax rate is affected principally by tax-exempt earnings from the Company's investments in municipal securities and loans, bank-owned life insurance, and New Markets Tax Credits. The provision for income tax expense and the effective tax rates for 2024 included discrete tax items associated with provision to return adjustments in conjunction with the final 2023 tax return filing and the resolution of state examination activities, which resulted in additional tax expense.

BALANCE SHEET ANALYSIS

Securities

Securities available-for-sale were $233.3 million at December 31, 2025, compared to $243.0 million at December 31, 2024. This decrease reflects a decrease in the amortized cost basis of securities available-for-sale of $23.4 million, partially offset by an increase of $13.7 million in the fair value of securities available-for-sale. The decrease in the amortized cost basis of securities available-for-sale was primarily attributable to normal paydowns and maturities. The average annualized tax-equivalent yields earned on total securities were 2.23% in 2025 and 2.25% in 2024.

The following table shows the carrying value and weighted average yield of securities available-for-sale as of December 31, 2025 according to contractual maturity. Actual maturities of mortgage-backed securities ("MBS") may differ from contractual maturities because the mortgages underlying the MBS may be called or prepaid in whole or in part, with or without penalty.

					December 31, 2025
	1 year	1 to 5	5 to 10	After 10	Total
(Dollars in thousands)	or less	years	years	years	Fair Value
Agency obligations	$ —	35,580	18,204	—	53,784
Agency MBS	—	20,112	16,171	125,644	161,927
State and political subdivisions	—	1,590	9,160	6,798	17,548
Total available-for-sale	$ —	57,282	43,535	132,442	233,259
Weighted average yield (1):					
Agency obligations	—	1.27%	1.99%	—	1.52%
Agency MBS	—	1.19%	1.83%	2.22%	2.06%
State and political subdivisions	—	1.95%	2.00%	2.42%	2.16%
Total available-for-sale	—	1.26%	1.93%	2.23%	1.94%

(1) Yields are calculated based on amortized cost.

Loans

	December 31	
(In thousands)	2025	2024
Commercial and industrial	$ 58,400	63,274
Construction and land development	56,436	82,493
Commercial real estate	325,521	289,992
Residential real estate	116,554	118,627
Consumer installment	8,421	9,631
Total loans	565,332	564,017

Total loans, net of unearned income, were $565.3 million at December 31, 2025, and $564.0 million at December 31, 2024, an increase of $1.3 million. Four loan categories represented the majority of the loan portfolio at December 31, 2025: commercial real estate (58%), residential real estate (21%), construction and land development (10%), and commercial and industrial (10%). Approximately 18% of the Company's commercial real estate loans were classified as owner-occupied at December 31, 2025.

Within the residential real estate portfolio segment, the Company had junior lien mortgages of approximately $12.3 million, or 2%, and $11.2 million, or 2%, of total loans at December 31, 2025 and 2024, respectively. For residential real estate mortgage loans with a consumer purpose, the Company had no loans that required interest only payments at December 31, 2025 and 2024. The Company's residential real estate mortgage portfolio does not include any option ARM loans, subprime loans, or any material amount of other consumer mortgage products which are generally viewed as high risk.

The average yield earned on loans and loans held for sale was 5.50% in 2025 and 5.23% in 2024.

The specific economic and credit risks associated with our loan portfolio include, but are not limited to, the effects of current economic conditions, including the levels of market interest rates, supply chain disruptions, commercial office occupancy levels, housing supply shortages, and effects of inflation and tariffs on our borrowers' cash flows, real estate market sales volumes and liquidity, valuations used in making loans and evaluating collateral, availability and cost of financing properties, real estate industry concentrations, competitive pressures from a wide range of other lenders, deterioration in certain credits, fluctuations in market interest rates, reduced collateral values or non-existent collateral, title defects, inaccurate appraisals, financial deterioration of borrowers, fraud, and any violation of applicable laws and regulations. Various projects financed earlier that were based on lower interest rate assumptions than currently in effect may not be as profitable or successful at the higher interest rates currently in effect and which may exist in the future. See "Risk Factors."

The Company attempts to reduce these economic and credit risks through its loan-to-value guidelines for collateralized loans, investigating the creditworthiness of borrowers and monitoring borrowers' financial position. Also, we have established and periodically review, our lending policies and procedures. Banking regulations limit a bank's credit exposure by prohibiting unsecured loan relationships that exceed 10% of its capital; or 20% of capital, if loans in excess of 10% of capital are fully secured. Under these regulations, we are prohibited from having secured loan relationships in excess of approximately $23.5 million. Furthermore, we have an internal limit for aggregate credit exposure (loans outstanding plus unfunded commitments) to a single borrower of $21.2 million. Our loan policy requires that the Loan Committee of the Board of Directors approve any loan relationships that exceed this internal limit. At December 31, 2025, the Bank did not have any loan relationships exceeding our internal limit.

We periodically analyze our commercial loan portfolio to determine if a concentration of credit risk exists in any one or more industries. We use classification systems broadly accepted by the financial services industry in order to categorize our commercial borrowers. Loan concentrations to borrowers in the following classes exceeded 25% of the Bank's total risk-based capital at December 31, 2025 (and related balances at December 31, 2024).

		December 31		
(In thousands)		2025		2024
Lessors of 1-4 family residential properties	$	56,773	$	58,228
Multi-family residential properties		51,516		43,556
Hotel/motel		47,870		35,210
Shopping centers/strip malls		42,444		37,349

The Company maintains the allowance for credit losses at a level that management believes appropriate to adequately cover the Company's estimate of expected losses over the remaining life in the loan portfolio. The allowance for credit losses was $7.2 million at December 31, 2025, compared to $6.9 million at December 31, 2024, which management believed to be adequate at each of the respective dates. Our allowance for credit losses as a percentage of total loans was 1.27% at December 31, 2025, compared to 1.22% at December 31, 2024.

Our CECL models rely largely on projections of macroeconomic conditions to estimate future credit losses. Macroeconomic factors used in the model include the Alabama unemployment rate, the Alabama home price index, the national commercial real estate price index and the Alabama gross state product. Projections of these macroeconomic factors, obtained from an independent third party, are utilized to predict quarterly rates of default. See "Risk Factors".

Under the CECL methodology the allowance for credit losses is measured on a collective basis for pools of loans with similar risk characteristics, and on an individual basis for loans that do not share similar risk characteristics with the collectively evaluated pools. Losses are predicted over a period of time determined to be reasonable and supportable, and at the end of the reasonable and supportable period losses are reverted to long term historical averages. At December 31, 2025 and 2024, reasonable and supportable periods of 4 quarters were utilized followed by an 8-quarter straight line reversion period to long term averages. See Note 4 to our Financial Statements.

A summary of the changes in the allowance for credit losses on loans and certain asset quality ratios for the years ended December 31, 2025 and 2024 is presented below.

		Year ended December 31		
(Dollars in thousands)		2025		2024
Allowance for credit losses:				
Balance at beginning of period	$	6,871		6,863
Charge-offs:				
Commercial and industrial		(142)		(9)
Commercial real estate		(296)		—
Residential real estate		(7)		(61)
Consumer installment		(96)		(114)
Total charge-offs		(541)		(184)
Recoveries:				
Commercial and industrial		30		144
Residential real estate		84		9
Consumer installment		29		45
Total recoveries		143		198
Net (charge-offs) recoveries		(398)		14
Provision for credit losses - Loans		703		(6)
Ending balance	$	7,176		6,871
as a % of loans		1.27	%	1.22
as a % of nonperforming loans		1,489	%	1,366
Net charge-offs as a % of average loans		0.07	%	—

Nonperforming Assets

The Company had $0.5 million in nonperforming assets at both December 31, 2025 and 2024.

The table below provides information concerning total nonperforming assets and certain asset quality ratios.

		December 31		
(Dollars in thousands)		2025		2024
Nonperforming assets:				
Nonperforming (nonaccrual) loans	$	482		503
Total nonperforming assets	$	482		503
as a % of loans and other real estate owned		0.09	%	0.09
as a % of total assets		0.05	%	0.05
Nonperforming loans as a % of total loans		0.09	%	0.09
Accruing loans 90 days or more past due	$	—		—

The table below provides information concerning the composition of nonaccrual loans at December 31, 2025 and 2024, respectively.

		December 31	
(In thousands)		**2025**	**2024**
Nonaccrual loans:			
Commercial and industrial	$	—	99
Construction and land development		—	404
Commercial real estate		378	—
Residential real estate		104	—
Total nonaccrual loans	$	482	503

The Company discontinues the accrual of interest income when (1) there is a significant deterioration in the financial condition of the borrower and full repayment of principal and interest is not expected or (2) the principal or interest is more than 90 days past due, unless the loan is both well-secured and in the process of collection.

There were no loans 90 days past due and still accruing interest at December 31, 2025 and 2024, respectively.

The Company had no other real estate owned at December 31, 2025 and 2024, respectively.

Deposits

		December 31	
(In thousands)		**2025**	**2024**
Noninterest bearing demand	$	268,026	260,874
NOW		214,827	199,883
Money market		170,352	153,916
Savings		92,920	89,904
Certificates of deposit under $250,000		97,458	103,594
Certificates of deposit and other time deposits of $250,000 or more		79,343	87,653
Total deposits	$	922,926	895,824

Total deposits were $922.9 million at December 31, 2025, compared to $895.8 million at December 31, 2024. The 3% increase in deposits compared to December 31, 2024 was primarily related to an increase in money market and interest-bearing checking accounts. Noninterest-bearing deposits were 29% of total deposits at both December 31, 2025 and 2024. The Company had no brokered deposits at December 31, 2025 and 2024. The Company had no FHLB-Atlanta advances or other wholesale borrowings outstanding at December 31, 2025 and 2024.

The average rates paid on total interest-bearing deposits were 1.72% in 2025 and 1.81% in 2024.

The Bank participates in the Certificates of Deposit Account Registry Service (the "CDARS") and the Insured Cash Sweep product ("ICS"), which provide for reciprocal ("two-way") transactions among banks facilitated by IntraFi for the purpose of improving FDIC insurance for our depositors. The Company had reciprocal deposits on balance sheet of $9.8 million at December 31, 2025, compared to $6.9 million at December 31, 2024. At December 31, 2025, the Company had $79.7 million reciprocal deposits sold, compared to $74.1 million at December 31, 2024.

At December 31, 2025, estimated uninsured deposits totaled $392.9 million, or 43% of total deposits, compared to $359.7 million, or 40% of total deposits at December 31, 2024. Uninsured amounts are estimated based on the portion of account balances that exceed FDIC insurance limits. The Bank's uninsured deposits at December 31, 2025 and 2024 include approximately $228.7 million and $223.1 million, respectively, of deposits of state, county and local governments that are collateralized by securities. Deposits of state, county and local governments were 58% and 62% of our estimated uninsured deposits at December 31, 2025 and 2024, respectively.

The estimated uninsured time deposits by maturity as of December 31, 2025 are presented below.

(Dollars in thousands)	**December 31, 2025**
Maturity of:	
3 months or less	$ 15,624
Over 3 months through 6 months	31,140
Over 6 months through 12 months	28,306
Over 12 months	4,273
Total estimated uninsured time deposits	$ 79,343

Other Borrowings

The Company had no long-term debt at December 31, 2025 and 2024. The Bank utilizes short and long-term non-deposit borrowings from time to time. Short-term borrowings generally consist of federal funds purchased and securities sold under agreements to repurchase with an original maturity of one year or less. The Bank had available federal funds lines totaling $65.2 million at December 31, 2025 and 2024 with no federal funds borrowed. The Company had no securities sold under agreements to repurchase, which are entered into on behalf of certain customers, at December 31, 2025 and 2024. The Bank is eligible to borrow from the FRB's discount window, but had no such borrowings at December 31, 2025 and 2024. The Bank never borrowed from the Federal Reserve's Bank Term Facility Program ("BTFP") which ceased making new loans on March 11, 2024.

The Bank is a member of the FHLB-Atlanta and has borrowed from the FHLB-Atlanta, and in the future may borrow from time to time under the FHLB-Atlanta's advance program. FHLB-Atlanta advances include both fixed and variable terms, and provide various maturities, and generally are secured by eligible assets. The Bank had no borrowings under FHLB-Atlanta's advance program at December 31, 2025 and 2024, respectively. At those dates, the Bank had $304.9 million and $296.9 million, respectively, of available lines of credit at the FHLB-Atlanta.

CAPITAL ADEQUACY

At December 31, 2025, the Company's consolidated stockholders' equity (book value) was $92.1 million, or $26.35 per share, compared to $78.3 million, or $22.41 per share, at December 31, 2024. The increase from December 31, 2024 was primarily driven by net earnings of $7.3 million and other comprehensive income of $10.2 million due to a decrease in unrealized losses on securities available-for-sale, net of tax, which was partially offset by cash dividends paid of $3.8 million. Unrealized losses on securities do not affect the Bank's capital for regulatory capital purposes.

The Company paid cash dividends of $1.08 per share in 2025 and 2024.

The Company and Bank are subject to the Basel III regulatory capital framework which includes a capital conservation buffer of CET1 capital of 2.5% that is added to the minimum requirements for capital adequacy purposes. A banking organization with a capital conservation buffer of 2.5% or less is subject to limitations on "distributions" from "eligible retained earnings", including dividend payments, share repurchases and certain discretionary bonus payments. At December 31, 2025 and 2024, the Bank had a capital conservation buffer of 9.14% and 7.81%, respectively.

The Federal Reserve has treated us as a "small bank holding company' under the Federal Reserve's Small Bank Holding Company Policy. Accordingly, our capital adequacy is evaluated at the Bank level, and not for the Company and its consolidated subsidiaries. The Bank's tier 1 leverage ratio was 10.71%, CET1 risk-based capital ratio was 16.06%, tier 1 risk-based capital ratio was 16.06%, and total risk-based capital ratio was 17.14% at December 31, 2025. These ratios exceed the minimum regulatory capital percentages of 5.0% for tier 1 leverage ratio, 6.5% for CET1 risk-based capital ratio, 8.0% for tier 1 risk-based capital ratio, and 10.0% for total risk-based capital ratio to be considered "well capitalized."

MARKET AND LIQUIDITY RISK MANAGEMENT

Management's objective is to manage assets and liabilities to provide a satisfactory, consistent level of profitability within the framework of established liquidity, loan, investment, borrowing, and capital policies. The Bank's Asset Liability Management Committee ("ALCO") is charged with the responsibility of monitoring these policies, which are designed to ensure an acceptable asset/liability composition. Two critical areas of focus for ALCO are interest rate risk and liquidity risk management.

Interest Rate Risk Management

In the normal course of business, the Company is exposed to market risk arising from fluctuations in interest rates because assets and liabilities may mature or reprice at different times and at different rates of change. ALCO measures and evaluates the interest rate risk so that we can meet customer demands for various types of loans and deposits. ALCO determines the most appropriate amounts of on-balance sheet and off-balance sheet items. Measurements used to help manage interest rate sensitivity include an earnings simulation and an economic value of equity model.

Earnings simulation

Management believes that interest rate risk is best estimated by our earnings simulation modeling. On at least a quarterly basis, we simulate the following 12-month time period to determine a baseline net interest income forecast and the sensitivity of this forecast to changes in interest rates. The baseline forecast assumes an unchanged or flat interest rate environment. Forecasted levels of earning assets, interest-bearing liabilities, and off-balance sheet financial instruments are combined with ALCO forecasts of market interest rates for the next 12 months and other factors in order to produce various earnings simulations and estimates.

To help limit interest rate risk, we have guidelines for earnings at risk which seek to limit the variance of net interest income from gradual changes in interest rates. For changes up or down in rates from management's flat interest rate forecast over the next 12 months, policy limits for net interest income variances are as follows:

+/- 20% for a gradual change of 400 basis points

+/- 15% for a gradual change of 300 basis points

+/- 10% for a gradual change of 200 basis points

+/- 5% for a gradual change of 100 basis points

The following table reports the variance of net interest income over the next 12 months assuming a gradual change in interest rates up or down when compared to the baseline net interest income forecast at December 31, 2025.

Changes in Interest Rates	Net Interest Income % Variance
400 basis points	4.67 %
300 basis points	3.95
200 basis points	2.76
100 basis points	1.40
(100) basis points	(1.97)
(200) basis points	(3.13)
(300) basis points	(4.13)
(400) basis points	(5.16)

At December 31, 2025, our earnings simulation model indicated that we were in compliance with the policy guidelines noted above.

Economic Value of Equity

Economic value of equity ("EVE") measures the extent that estimated economic values of our assets, liabilities and off-balance sheet items will change as a result of interest rate changes. Economic values are estimated by discounting expected cash flows from assets, liabilities and off-balance sheet items, which are used to establish a base case EVE. In contrast with our earnings simulation model which evaluates interest rate risk over a 12-month timeframe, EVE uses a terminal horizon which allows for the re-pricing of all assets, liabilities, and off-balance sheet items. Further, EVE is measured using values as of a point in time and does not reflect any actions that ALCO might take in responding to or anticipating changes in interest rates, or market and competitive conditions.

To help limit interest rate risk, we have stated policy guidelines for an instantaneous basis point change in interest rates, such that our EVE should not decrease from our base case by more than the following:

35% for an instantaneous change of +/- 400 basis points

30% for an instantaneous change of +/- 300 basis points

25% for an instantaneous change of +/- 200 basis points

15% for an instantaneous change of +/- 100 basis points

The following table reports the variance of EVE assuming an immediate change in interest rates up or down when compared to the baseline EVE at December 31, 2025.

Changes in Interest Rates	EVE % Variance
400 basis points	3.76 %
300 basis points	4.08
200 basis points	3.44
100 basis points	2.21
(100) basis points	(3.41)
(200) basis points	(9.01)
(300) basis points	(17.83)
(400) basis points	(27.26)

At December 31, 2025, our EVE model indicated that we were in compliance with the policy guidelines noted above.

Each of the above analyses may not, on its own, be an accurate indicator of how our net interest income will be affected by changes in interest rates. Income associated with interest-earning assets and costs associated with interest-bearing liabilities may not be affected uniformly by changes in interest rates. In addition, the magnitude and duration of changes in interest rates may have a significant impact on net interest income. For example, although certain assets and liabilities may have similar maturities or periods of repricing, they may react in different degrees to changes in market interest rates, and other economic and market factors, including market perceptions. Interest rates on certain types of assets and liabilities fluctuate in advance of changes in general market rates, while interest rates on other types of assets and liabilities may lag behind changes in general market rates. In addition, certain assets, such as adjustable-rate mortgage loans, have features (generally referred to as "interest rate caps and floors") which limit changes in interest rates. Prepayment and early withdrawal levels also could deviate significantly from those assumed in calculating the maturity of certain instruments. The ability of many borrowers to service their debts also may decrease during periods of rising interest rates or economic stress, which may differ across industries and economic sectors. Depositors and borrowers may also change their deposit and loan preferences and behaviors as a result of changes and expected changes in interest rates.

ALCO reviews each of the above interest rate sensitivity analyses along with several different interest rate scenarios in seeking satisfactory, consistent levels of profitability within the framework of the Company's established liquidity, loan, investment, borrowing, and capital policies.

The Company may also use derivative financial instruments to improve the balance between interest-sensitive assets and interest-sensitive liabilities and as one tool to manage interest rate sensitivity while continuing to meet the credit and deposit needs of our customers. From time to time, the Company may enter into interest rate swaps ("swaps") to facilitate customer transactions and meet their financing needs. These swaps qualify as derivatives, and may be designated as hedging instruments. At December 31, 2025, the Company had one derivative contract to assist in managing interest rate sensitivity. The Company had no derivative contracts at December 31, 2024.

Liquidity Risk Management

Liquidity is the Company's ability to convert assets into cash equivalents in order to meet daily cash flow requirements, primarily for deposit withdrawals, loan demand and maturing obligations. Without proper management of its liquidity, the Company could experience higher costs of obtaining funds due to insufficient liquidity, while excessive liquidity can lead to a decline in earnings due to the cost of foregoing alternative higher-yielding investment opportunities.

Liquidity is managed at two levels. The first is the liquidity of the Company. The second is the liquidity of the Bank. The management of liquidity at both levels is essential, because the Company and the Bank are separate and distinct legal entities with different funding needs and sources, and each are subject to regulatory guidelines and requirements. The Company depends upon dividends from the Bank for liquidity to pay its operating expenses, debt obligations and dividends. The Bank's payment of dividends depends on its earnings, liquidity, capital and the absence of any regulatory restrictions.

The primary source of funding and liquidity for the Company has been dividends received from the Bank. The Company depends upon dividends from the Bank for liquidity to pay its operating expenses, debt obligations, if any, and cash dividends on, and repurchases of, Company common stock. The Bank's payment of dividends depends on its earnings, liquidity, capital and the absence of any regulatory restrictions. If needed, the Company could also issue common stock or other securities.

Primary sources of funding for the Bank include customer deposits, other borrowings, interest payments on earning assets, repayments and maturities of securities and loans, sales of securities, and the sale of loans, particularly residential mortgage loans. Primary uses of funds include repayment of maturing obligations and growing the loan portfolio.

The Bank has access to federal funds lines from various banks and borrowings from the Federal Reserve discount window, although it was not used by the Bank. In addition to these sources, the Bank is eligible to participate in the FHLB-Atlanta's advance program to obtain funding for growth and liquidity. Advances include both fixed and variable terms and may be taken out with varying maturities. At December 31, 2025, the Bank had no FHLB-Atlanta advances outstanding and available credit from the FHLB-Atlanta of $304.9 million. At December 31, 2025, the Bank also had $65.2 million of available federal funds lines with no borrowings outstanding.

The following table presents additional information about our contractual obligations as of December 31, 2025, which by their terms had contractual maturity and termination dates subsequent to December 31, 2025:

		Payments due by period			
(Dollars in thousands)	Total	1 year or less	1 to 3 years	3 to 5 years	More than 5 years
Contractual obligations:					
Deposit maturities (1)	$ 922,926	910,388	9,726	2,812	—
Operating lease obligations	157	55	102	—	—
Total	$ 923,083	910,443	9,828	2,812	—

(1) Deposits with no stated maturity (demand, NOW, money market, and savings deposits) are presented in the "1 year or less" column

Management believes that the Company and the Bank have adequate sources of liquidity to meet all known contractual obligations and unfunded commitments, including loan commitments and reasonable borrower, depositor, and creditor requirements over the next 12 months.

Off-Balance Sheet Arrangements

At December 31, 2025, the Bank had outstanding standby letters of credit of $1.0 million and unfunded loan commitments outstanding of $48.1 million. Because these commitments generally have fixed expiration dates and may expire without being drawn upon, the total commitment level does not necessarily represent future cash requirements. If needed to fund these outstanding commitments, the Bank could use its cash and cash equivalents, deposits with other banks, liquidate federal funds sold or a portion of its securities available-for-sale, or draw on its available credit facilities or raise deposits.

Residential mortgage lending and servicing activities

We primarily sell conforming residential mortgage loans in the secondary market to Fannie Mae while retaining the servicing of these loans (MSRs). The sale agreements for these residential mortgage loans with Fannie Mae and other investors include various representations and warranties regarding the origination and characteristics of the residential mortgage loans. Although the representations and warranties vary among investors, they typically cover ownership of the loan, validity of the lien securing the loan, the absence of delinquent taxes or liens against the property securing the loan, compliance with loan criteria set forth in the applicable agreement, compliance with applicable federal, state, and local laws, among other matters.

The Bank sells mortgage loans to Fannie Mae and services these on an actual/actual basis. As a result, the Bank is not obligated to make any advances to Fannie Mae on principal and interest on such mortgage loans where the borrower is entitled to forbearance.

As of December 31, 2025, the unpaid principal balance of residential mortgage loans, which we have originated and sold, but retained the servicing rights (MSRs) totaled $188.8 million. Although these loans are generally sold on a non-recourse basis, except for breaches of customary seller representations and warranties, we may have to repurchase residential mortgage loans in cases where we breach such representations or warranties or the other terms of the sale, such as where we fail to deliver required documents or the documents we deliver are defective. Investors also may require the repurchase of a mortgage loan when an early payment default underwriting review reveals significant underwriting deficiencies, even if the mortgage loan has subsequently been brought current. Repurchase demands are typically reviewed on an individual loan by loan basis to validate the claims made by the investor and to determine if a contractually required repurchase event has occurred. We seek to reduce and manage the risks of potential repurchases or other claims by mortgage loan investors through our underwriting, quality assurance and servicing practices, including good communications with our residential mortgage investors.

We service all residential mortgage loans originated and sold by us to Fannie Mae. As servicer, our primary duties are to: (1) collect payments due from borrowers; (2) advance certain delinquent payments of principal and interest; (3) maintain and administer any hazard, title, or primary mortgage insurance policies relating to the mortgage loans; (4) maintain any required escrow accounts for payment of taxes and insurance and administer escrow payments; and (5) foreclose on defaulted mortgage loans or take other actions to mitigate the potential losses to investors consistent with the agreements governing our rights and duties as servicer.

The agreement under which we act as servicer generally specifies our standards of responsibility for actions taken by us in such capacity and provides protection against expenses and liabilities incurred by us when acting in compliance with the respective servicing agreements. However, if we commit a material breach of our obligations as servicer, we may be subject to termination if the breach is not cured within a specified period following notice. The standards governing servicing and the possible remedies for violations of such standards are determined by servicing guides issued by Fannie Mae as well as our contracts with Fannie Mae. Remedies could include repurchase of an affected loan.

Although to date repurchase requests related to representation and warranty provisions, and servicing activities have been limited, it is possible that requests to repurchase mortgage loans may increase in frequency if investors more aggressively pursue all means of recovering losses on their purchased loans. As of December 31, 2025, we believe that this exposure is not material due to the historical level of repurchase requests and loss trends, the results of our quality control reviews, and the fact that 99% of our residential mortgage loans serviced for Fannie Mae were current as of such date. We maintain ongoing communications with our investors and will continue to evaluate this exposure by monitoring the level and number of repurchase requests as well as the delinquency rates in our investor portfolios.

The Company was not required to repurchase any loans during 2025 and 2024 as a result of representation and warranty provisions contained in the Company's sale agreements with Fannie Mae, and had no pending repurchase or make-whole requests at December 31, 2025.

Effects of Inflation and Changing Prices

The consolidated financial statements and related consolidated financial data presented herein have been prepared in accordance with GAAP and practices within the banking industry which require the measurement of financial position and operating results in terms of historical dollars without considering the changes in the relative purchasing power of money over time due to inflation. Unlike most industrial companies, virtually all the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates have a more significant impact on a financial institution's performance than the effects of general levels of inflation.

Inflation can increase our noninterest expenses. It also can affect our customers' behaviors, the mix of deposits between interest and noninterest bearing, the levels of interest rates we have to pay on our deposits and other borrowings, and the interest rates we earn on our earning assets. The difference between our interest expense and interest income is also affected by the shape of the yield curve and the speeds and amounts at which our various assets and liabilities, respectively, reprice in response to interest rate changes. The yield curve was inverted during most of 2024, until September, when it began to normalize. An inverted yield curve means shorter term interest rates are higher than longer term interest rates. This results in a lower spread between our costs of funds and our interest income. In addition, net interest income could be affected by asymmetrical changes in the different interest rate indexes, given that not all of our assets or liabilities are priced with the same index. Higher market interest rates and reductions in the securities held by the Federal Reserve to reduce inflation generally reduce economic activity may reduce loan demand and growth, and may adversely affect unemployment rates. Inflation and related changes in market interest rates, as the Federal Reserve maintains interest rates to meet its longer-term inflation goal of 2%, also can adversely affect the values and liquidity of our loans and securities, the value of collateral securing loans to our borrowers, and the success of our borrowers and such borrowers' available cash to pay interest on and principal of our loans to them.

See "Supervision and Regulation – Fiscal and Monetary Policies" for more information regarding changes in monetary policy and interest rates.

CURRENT ACCOUNTING DEVELOPMENTS

The following ASUs have been issued by the FASB but are not yet effective.

ASU 2025-01, *Income Statement Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Clarifying the Effective Date,* clarifies the effective date of ASU 2024-03, *Income Statement Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses* to stipulate that ASU 2024-03 is effective for public business entities for annual reporting periods beginning after December 15, 2026 and interim reporting periods beginning after December 15, 2027, with early adoption permitted. ASU 2025-01 will be effective for the Company beginning January 1, 2027 for the Company's annual consolidated financial statements on Form 10-K and January 1, 2028 for the Company's quarterly consolidated financial statements on Form 10-Q and is not expected to have a significant impact on the Company's consolidated financial statements.

ASU 2025-06, *Intangibles - Goodwill and Other - Internal-Use Software (Subtopic 350-40),* removes all references to prescriptive and sequential software development stages and clarifies that the threshold for when an entity is required to start capitalizing software costs is when (1) management has authorized and committed to funding the software project and (2) it is probable that the project will be completed and the software will be used to perform the function intended. ASU 2025-06 will be effective for the Company beginning January 1, 2028, with early adoption permitted, and is not expected to have a significant impact on the Company's consolidated financial statements.

ASC 2025-11, *Interim Reporting (Topic 270): Narrow-Scope Improvements,* is intended to provide clarity about the current interim reporting requirements, provides a list of the interim disclosures required by all other Codification topics and establishes a disclosure principle that requires entities to disclose events since the end of the last annual reporting period that have a material impact on the entity. ASC 2025-11 will be effective for the Company beginning January 1, 2028, with early adoption permitted, and is not expected to have a significant impact on the Company's consolidated financial statements.

Table 1 – Explanation of Non-GAAP Financial Measures

In addition to results presented in accordance with GAAP, this annual report on Form 10-K includes certain designated net interest income amounts presented on a tax-equivalent basis, a non-GAAP financial measure, including the presentation of total revenue and the calculation of the efficiency ratio.

The Company believes the presentation of net interest income on a tax-equivalent basis provides comparability of net interest income from both taxable and tax-exempt sources and facilitates comparability within the industry. Although the Company believes these non-GAAP financial measures enhance investors' understanding of its business and performance, these non-GAAP financial measures should not be considered an alternative to GAAP. The reconciliation of these non-GAAP financial measures from GAAP to non-GAAP is presented below.

		Year ended December 31				
(In thousands)		**2025**	**2024**	**2023**	**2022**	**2021**
Net interest income (GAAP)	$	29,674	27,125	26,328	27,166	23,990
Tax-equivalent adjustment		73	79	417	456	470
Net interest income (Tax-equivalent)	$	29,747	27,204	26,745	27,622	24,460

Table 2 - Selected Financial Data

(Dollars in thousands, except per share amounts)		2025	2024	2023	2022	2021
					Year ended December 31	
Income statement						
Tax-equivalent interest income (a)	$	40,841	38,811	34,791	30,001	26,977
Total interest expense		11,094	11,607	8,046	2,379	2,517
Tax equivalent net interest income (a)		29,747	27,204	26,745	27,622	24,460
Provision for credit losses		631	36	135	1,000	(600)
Total noninterest income		3,119	3,474	(2,981)	6,506	4,288
Total noninterest expense		22,951	22,166	22,594	19,823	19,433
Net earnings before income taxes and tax-equivalent adjustment		9,284	8,476	1,035	13,305	9,915
Tax-equivalent adjustment		73	79	417	456	470
Income tax expense (benefit)		1,956	2,000	(777)	2,503	1,406
Net earnings	$	7,255	6,397	1,395	10,346	8,039
Per share data:						
Basic net earnings	$	2.08	1.83	0.40	2.95	2.27
Diluted net earnings		2.08	1.83	0.40	2.95	2.27
Cash dividends declared	$	1.08	1.08	1.08	1.06	1.04
Weighted average shares outstanding - basic		3,493,699	3,493,690	3,498,030	3,510,869	3,545,310
Weighted average shares outstanding - diluted		3,495,036	3,493,690	3,498,030	3,510,869	3,545,310
Shares outstanding		3,493,699	3,493,699	3,493,614	3,503,452	3,520,485
Stockholders' equity (book value)	$	26.35	22.41	21.90	19.42	29.46
Common stock price						
High	$	28.47	24.57	24.50	34.49	48.00
Low		19.48	16.63	18.80	22.07	31.32
Period-end	$	26.95	23.49	21.28	23.00	32.30
To earnings ratio (b)		12.96	12.84	53.20	7.80	14.23
To book value		102.28	104.82	97.17	118.43	109.64
Performance ratios:						
Return on average equity		8.61 %	8.21	2.05	12.48	7.54
Return on average assets		0.73 %	0.65	0.14	0.96	0.78
Dividend payout ratio		51.92 %	59.02	270.00	35.93	45.81
Average equity to average assets		8.45 %	7.93	6.66	7.72	10.39
Asset Quality:						
Allowance for credit losses as a % of:						
Loans		1.27 %	1.22	1.23	1.14	1.08
Nonperforming loans		1,489 %	1,366	753	211	1,112
Nonperforming assets as a % of:						
Loans and other real estate owned		0.09 %	0.09	0.16	0.54	0.18
Total assets		0.05 %	0.05	0.09	0.27	0.07
Nonperforming loans as % of loans		0.09 %	0.09	0.16	0.54	0.10
Net charge-offs as a % of average loans		0.07 %	—	0.01	0.04	0.02
Capital Adequacy (c):						
CET 1 risk-based capital ratio		16.06 %	14.80	14.52	15.39	16.23
Tier 1 risk-based capital ratio		16.06 %	14.80	14.52	15.39	16.23
Total risk-based capital ratio		17.14 %	15.81	15.52	16.25	17.06
Tier 1 leverage ratio		10.71 %	10.49	9.72	10.01	9.35
Other financial data:						
Net interest margin (a)		3.27 %	3.06	2.89	2.81	2.55
Effective income tax (benefit) rate		21.24 %	23.82	(125.73)	19.48	14.89
Efficiency ratio (d)		69.83 %	72.25	95.08	58.08	67.60
Selected period end balances:						
Securities	$	233,259	243,012	270,910	405,304	421,891
Loans, net of unearned income		565,354	564,017	557,294	504,458	458,364
Allowance for credit losses		7,176	6,871	6,863	5,765	4,939
Total assets		1,018,797	977,324	975,255	1,023,888	1,105,150
Total deposits		922,926	895,824	896,243	950,337	994,243
Total stockholders' equity		92,053	78,292	76,507	68,041	103,726

(a) Tax-equivalent. See "Table 1 - Explanation of Non-GAAP Financial Measures".
(b) Calculated by dividing period end share price by earnings per share for the previous four quarters.
(c) Regulatory capital ratios presented are for the Company's wholly-owned subsidiary, AuburnBank.
(d) Efficiency ratio is the result of noninterest expense divided by the sum of noninterest income and tax-equivalent net interest income.

Table 3 - Average Balance and Net Interest Income Analysis

		Year ended December 31				
	2025			**2024**		
(Dollars in thousands)	Average Balance	Interest Income/ Expense	Yield/ Rate	Average Balance	Interest Income/ Expense	Yield/ Rate
Interest-earning assets:						
Loans and loans held for sale (1)	$ 560,476 $	30,840	5.50%	$ 568,733 $	29,735	5.23%
Securities - taxable	228,793	4,949	2.16%	248,072	5,430	2.19%
Securities - tax-exempt (2)	9,173	346	3.77%	10,084	373	3.70%
Total securities	237,966	5,295	2.23%	258,156	5,803	2.25%
Federal funds sold	26,535	1,127	4.25%	17,907	939	5.24%
Interest bearing bank deposits	83,648	3,579	4.28%	44,634	2,334	5.23%
Total interest-earning assets	908,625	40,841	4.49%	889,430	38,811	4.36%
Cash and due from banks	15,414			17,779		
Other assets	72,438			75,059		
Total assets	$ 996,477			$ 982,268		
Interest-bearing liabilities:						
Deposits:						
NOW	$ 205,951	2,740	1.33%	$ 192,702	2,680	1.39%
Savings and money market	253,668	2,461	0.97%	251,778	2,168	0.86%
Certificates of deposit	184,047	5,891	3.20%	195,097	6,756	3.46%
Total interest-bearing deposits	643,666	11,092	1.72%	639,577	11,604	1.81%
Short-term borrowings	28	2	7.14%	628	3	0.48%
Total interest-bearing liabilities	643,694	11,094	1.72%	640,205	11,607	1.81%
Noninterest-bearing deposits	265,978			262,224		
Other liabilities	2,578			1,918		
Stockholders' equity	84,227			77,921		
Total liabilities and and stockholders' equity	$ 996,477			$ 982,268		
Net interest income and margin		$ 29,747	3.27%		$ 27,204	3.06%

(1) Average loan balances are shown net of unearned income and loans on nonaccrual status have been included in the computation of average balances.

(2) Yields on tax-exempt securities have been computed on a tax-equivalent basis using an income tax rate of 21%. See Table 1 - Explanation of Non-GAAP Financial Measures."

Table 4 - Volume and Rate Variance Analysis

(Dollars in thousands)		Year ended December 31, 2025 vs. 2024				Year ended December 31, 2024 vs. 2023		
		Net	Due to change in			Net	Due to change in	
		Change	Rate (2)	Volume (2)		Change	Rate (2)	Volume (2)
Interest income:								
Loans and loans held for sale	$	1,105	1,559	(454)	$	4,810	2,463	2,347
Securities - taxable		(481)	(64)	(417)		(1,778)	133	(1,911)
Securities - tax-exempt (1)		(27)	7	(34)		(1,612)	(57)	(1,555)
Total securities		(508)	(57)	(451)		(3,390)	76	(3,466)
Federal funds sold		188	(178)	366		689	24	665
Interest bearing bank deposits		1,245	(424)	1,669		1,911	26	1,885
Total interest income	$	2,030	900	1,130	$	4,020	2,589	1,431
Interest expense:								
Deposits:								
NOW	$	60	(116)	176	$	773	783	(10)
Savings and money market		293	275	18		36	359	(323)
Certificates of deposit		(865)	(511)	(354)		2,821	2,128	693
Total interest-bearing deposits		(512)	(352)	(160)		3,630	3,270	360
Short-term borrowings		(1)	42	(43)		(69)	(56)	(13)
Total interest expense		(513)	(310)	(203)		3,561	3,214	347
Net interest income	$	2,543	1,210	1,333	$	459	(625)	1,084

(1) Yields on tax-exempt securities have been computed on a tax-equivalent basis using an income
tax rate of 21%. See "Table 1 - Explanation of Non-GAAP Financial Measures."

(2) Changes that are not solely a result of volume or rate have been allocated to volume.

Table 5 - Net Charge-Offs (Recoveries) to Average Loans

(Dollars in thousands)		2025				2024		
		Net (recoveries) charge-offs	Average Loans	Net (recovery) charge-off ratio		Net charge-offs (recoveries)	Average Loans	Net charge-off (recovery) ratio
Commercial and industrial	$	112	58,986	0.19 %	$	(135)	71,279	(0.19)%
Construction and land development		—	82,964	—		—	70,342	—
Commercial real estate		296	293,149	0.10		—	297,140	—
Residential real estate		(77)	117,252	(0.07)		52	118,856	0.04
Consumer installment		67	9,011	0.74		69	10,381	0.66
Total	$	398	561,362	0.07 %	$	(14)	567,998	— %

Table 6 - Loan Maturities

(Dollars in thousands)		1 year or less	1 to 5 years	5 to 15 years	After 15 years	Total
Commercial and industrial	$	17,529	15,596	23,764	1,511	58,400
Construction and land development		36,103	18,842	1,491	—	56,436
Commercial real estate		56,098	154,297	110,603	4,523	325,521
Residential real estate		6,533	33,027	26,682	50,312	116,554
Consumer installment		2,084	5,264	1,073	—	8,421
Total loans	$	118,347	227,026	163,613	56,346	565,332

December 31, 2025

Table 7 - Sensitivities to Changes in Interest Rates on Loans Maturing in More Than One Year

		December 31, 2025	
(Dollars in thousands)	**Variable Rate**	**Fixed Rate**	**Total**
Commercial and industrial	$ 330	40,541	40,871
Construction and land development	13,627	6,706	20,333
Commercial real estate	18,289	251,134	269,423
Residential real estate	50,365	59,656	110,021
Consumer installment	189	6,148	6,337
Total loans	$ 82,800	364,185	446,985

Table 8 - Allocation of Allowance for Credit Losses

(Dollars in thousands)		2025			2024	
		Amount	%*		Amount	%*
Commercial and industrial	$	1,129	10.3	$	1,244	11.2
Construction and land development		1,304	10.0		1,059	14.6
Commercial real estate		3,777	57.6		3,842	51.3
Residential real estate		837	20.6		588	21.0
Consumer installment		129	1.5		138	1.7
Total allowance for credit losses	$	7,176		$	6,871	

* Loan balance in each category expressed as a percentage of total loans.

Management's Report on Internal Control Over Financial Reporting

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting. The Company's internal control system was designed to provide reasonable assurance to the Company's management and board of directors regarding the preparation and fair presentation of published financial statements. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Under the direction of the Company's Chief Executive Officer and Chief Financial Officer, management has assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2025 in accordance with the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") in Internal Control – Integrated Framework (2013). Based on this assessment, management has concluded that such internal control over financial reporting was effective as of December 31, 2025.

This annual report does not include an attestation report of the Company's independent registered public accounting firm regarding internal control over financial reporting because it is a smaller reporting company.

Changes in Internal Control Over Financial Reporting

During the period covered by this report, there has not been any change in the Company's internal controls over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company's internal controls over financial reporting.

elliott davis

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors of
Auburn National Bancorporation, Inc. and Subsidiaries

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Auburn National Bancorporation, Inc. and Subsidiaries (the "Company") as of December 31, 2025 and 2024, the related consolidated statements of earnings, comprehensive income, stockholders' equity and cash flows for the years then ended, and the related notes to the consolidated financial statements (collectively, the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.
Allowance for Credit Losses

As described in Note 4 to the Company's consolidated financial statements, the Company has a gross loan portfolio of $565 million and related allowance for credit losses of $7.2 million as of December 31, 2025. As described by the Company in Note 1, the allowance for credit losses is estimated by management using relevant available information, from both internal and external sources, relating to past events, current conditions, and reasonable and supportable forecasts. The Company's credit loss assumptions are estimated using a discounted cash flow ("DCF") model for each loan segment, except consumer loans. The weighted average remaining life method is used to estimate credit loss assumptions for consumer loans. The DCF model calculates an expected life-of-loan loss percentage by considering the forecasted probability that a borrower will default (the "PD"), adjusted for relevant forecasted macroeconomic factors, and loss given default ("LGD"), which is the estimate of the amount of net loss in the event of default. This model utilizes historical correlations between default experience and certain macroeconomic factors as determined through a statistical regression analysis. Projections of macroeconomic factors are obtained from an independent third party and are utilized to predict quarterly rates of default based on the statistical PD models. The weighted average remaining life method uses an annual charge-off rate over several vintages to estimate credit losses. Additionally, the allowance for credit losses calculation includes subjective adjustments for qualitative risk factors that are believed likely to cause estimated credit losses to differ from historical experience.

We identified the Company's estimate of the allowance for credit losses ("ACL") as a critical audit matter. The principal considerations for our determination of the allowance for credit losses as a critical audit matter related to the high degree of subjectivity in the Company's judgments in determining the macroeconomic data in the reasonable and supportable forecasts, as well as the qualitative factors. Auditing these complex judgments and assumptions by the Company involves especially challenging auditor judgment due to the nature and extent of audit evidence and effort required to address these matters, including the extent of specialized skill or knowledge needed.

The primary procedures we performed to address this critical audit matter included the following:

- We obtained an understanding of the Company's process for establishing the ACL, including the selection and application of forecasts and the basis for development and related adjustments of the qualitative factor components of the ACL.

- We evaluated the reasonableness of management's application of qualitative factor adjustments to the ACL, including the comparison of factors considered by management to third party or internal sources as well as evaluated the appropriateness and level of the qualitative factor adjustments.

- We assessed the overall trends in credit quality, including adjustments for the qualitative factors by comparing the overall allowance for credit losses to those recorded by the Company's peer institutions.

- We evaluated subsequent events and transactions and considered whether they corroborated or contradicted the Company's conclusion.

Elliott Davis, LLC

We have served as the Company's auditor since 2015.

Greenville, South Carolina
March 17, 2026

AUBURN NATIONAL BANCORPORATION, INC. AND SUBSIDIARIES
Consolidated Balance Sheets

		December 31		
(Dollars in thousands, except share data)		2025		2024
Assets:				
Cash and due from banks	$	22,335	$	15,142
Federal funds sold		21,322		37,200
Interest-bearing bank deposits		104,175		41,012
Cash and cash equivalents		147,832		93,354
Securities available-for-sale		233,259		243,012
Loans held for sale		172		—
Loans, net of unearned income		565,354		564,017
Allowance for credit losses		(7,176)		(6,871)
Loans, net		558,178		557,146
Premises and equipment, net		45,600		45,931
Bank-owned life insurance		17,927		17,513
Other assets		15,829		20,368
Total assets	$	1,018,797	$	977,324
Liabilities:				
Deposits:				
Noninterest-bearing	$	268,026	$	260,874
Interest-bearing		654,900		634,950
Total deposits		922,926		895,824
Accrued expenses and other liabilities		3,818		3,208
Total liabilities		926,744		899,032
Stockholders' equity:				
Preferred stock of $0.01 par value; authorized 200,000 shares; issued shares - none		—		—
Common stock of $0.01 par value; authorized 8,500,000 shares; issued 3,957,135 shares		39		39
Additional paid-in capital		3,864		3,802
Retained earnings		119,241		115,759
Accumulated other comprehensive loss, net		(19,390)		(29,607)
Less treasury stock, at cost - 463,436 shares at both December 31, 2025 and 2024		(11,701)		(11,701)
Total stockholders' equity		92,053		78,292
Total liabilities and stockholders' equity	$	1,018,797	$	977,324

See accompanying notes to consolidated financial statements

AUBURN NATIONAL BANCORPORATION, INC. AND SUBSIDIARIES
Consolidated Statements of Earnings

		Year ended December 31		
(Dollars in thousands, except share and per share data)		**2025**		**2024**
Interest income:				
Loans, including fees	$	30,840	$	29,735
Securities:				
Taxable		4,949		5,430
Tax-exempt		273		294
Federal funds sold and interest-bearing bank deposits		4,706		3,273
Total interest income		40,768		38,732
Interest expense:				
Deposits		11,092		11,604
Short-term borrowings		2		3
Total interest expense		11,094		11,607
Net interest income		29,674		27,125
Provision for credit losses		631		36
Net interest income after provision for credit losses		29,043		27,089
Noninterest income:				
Service charges on deposit accounts		619		614
Mortgage lending		474		608
Bank-owned life insurance		414		403
Other		1,612		1,849
Total noninterest income		3,119		3,474
Noninterest expense:				
Salaries and benefits		13,154		12,534
Net occupancy and equipment		2,353		2,508
Professional fees		1,276		1,188
FDIC and other regulatory assessments		569		564
Other		5,599		5,372
Total noninterest expense		22,951		22,166
Earnings before income taxes		9,211		8,397
Income tax expense		1,956		2,000
Net earnings	$	7,255	$	6,397
Net earnings per share:				
Basic and diluted	$	2.08	$	1.83
Weighted average shares outstanding:				
Basic		3,493,699		3,493,690
Diluted		3,495,036		3,493,690

See accompanying notes to consolidated financial statements

AUBURN NATIONAL BANCORPORATION, INC. AND SUBSIDIARIES
Consolidated Statements of Comprehensive Income

		Year ended December 31		
(Dollars in thousands)		**2025**		**2024**
Net earnings	$	7,255	$	6,397
Other comprehensive income (loss), net of tax:				
Unrealized net holding gain (loss) on securities, net of tax expense of $3,427 and tax benefit of $195 for the years ended December 31, 2025 and 2024, respectively		10,217		(578)
Other comprehensive income (loss)		10,217		(578)
Comprehensive income	$	17,472	$	5,819

See accompanying notes to consolidated financial statements

AUBURN NATIONAL BANCORPORATION, INC. AND SUBSIDIARIES
Consolidated Statements of Stockholders' Equity

(Dollars in thousands, except share data)	Common Shares Outstanding	Common Stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive (loss) income	Treasury stock	Total
Balance, December 31, 2023	3,493,614	$ 39	3,801	113,398	(29,029)	(11,702) $	76,507
Cumulative effect of change in accounting standard	—	—	—	(263)	—	—	(263)
Net earnings	—	—	—	6,397	—	—	6,397
Other comprehensive loss	—	—	—	—	(578)	—	(578)
Cash dividends paid ($1.08 per share)	—	—	—	(3,773)	—	—	(3,773)
Sale of treasury stock	85	—	1	—	—	1	2
Balance, December 31, 2024	3,493,699	$ 39 $	3,802 $	115,759 $	(29,607) $	(11,701) $	78,292
Net earnings	—	—	—	7,255	—	—	7,255
Other comprehensive income	—	—	—	—	10,217	—	10,217
Cash dividends paid ($1.08 per share)	—	—	—	(3,773)	—	—	(3,773)
Stock-based compensation	—	—	62	—	—	—	62
Balance, December 31, 2025	3,493,699	$ 39 $	3,864 $	119,241 $	(19,390) $	(11,701) $	92,053

See accompanying notes to consolidated financial statements

AUBURN NATIONAL BANCORPORATION, INC. AND SUBSIDIARIES
Consolidated Statements of Cash Flows

(In thousands)		Year ended December 31		
		2025		2024
Cash flows from operating activities:				
Net earnings	$	7,255	$	6,397
Adjustments to reconcile net earnings to net cash provided by operating activities:				
Provision for credit losses		631		36
Depreciation and amortization		2,113		1,933
Premium amortization and discount accretion, net		1,377		1,505
Deferred tax (benefit) expense		(129)		438
Net gain on sale of loans held for sale		(154)		(261)
Loans originated for sale		(7,074)		(10,439)
Proceeds from sale of loans		7,005		10,622
Increase in cash surrender value of bank owned life insurance		(414)		(403)
Stock-based compensation		62		—
Net decrease (increase) in other assets		995		(1,168)
Net increase in accrued expenses and other liabilities		682		2,149
Net cash provided by operating activities	$	12,349	$	10,809
Cash flows from investing activities:				
Proceeds from maturities, paydowns and calls of securities available-for-sale		22,020		25,620
Increase in loans, net		(1,735)		(6,709)
Net purchases of premises and equipment		(1,485)		(2,089)
Decrease in FHLB stock		—		32
Net cash provided by investing activities	$	18,800	$	16,854
Cash flows from financing activities:				
Net increase (decrease) in noninterest-bearing deposits		7,152		(9,849)
Net increase in interest-bearing deposits		19,950		9,430
Net decrease in federal funds purchased and securities sold under agreements to repurchase		—		(1,486)
Dividends paid		(3,773)		(3,773)
Net cash provided by (used in) financing activities	$	23,329	$	(5,678)
Net change in cash and cash equivalents	$	54,478	$	21,985
Cash and cash equivalents at beginning of period		93,354		71,369
Cash and cash equivalents at end of period	$	147,832	$	93,354
Supplemental disclosures of cash flow information:				
Cash paid during the period for:				
Interest	$	11,155	$	11,520
Income taxes		676		1,244

See accompanying notes to consolidated financial statements

AUBURN NATIONAL BANCORPORATION, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Auburn National Bancorporation, Inc. (the "Company") is a bank holding company whose primary business is conducted by its wholly-owned subsidiary, AuburnBank (the "Bank"). AuburnBank is a commercial bank located in Auburn, Alabama. The Bank provides a full range of banking services in its primary market area, Lee County, which includes the Auburn-Opelika Metropolitan Statistical Area.

Basis of Presentation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, which are managed as a single business segment. Significant intercompany transactions and accounts are eliminated in consolidation.

Revenue Recognition

The Company's sources of income that fall within the scope of Accounting Standards Codification ("ASC") 606, *Revenue from Contracts with Customers,* include service charges on deposits, interchange fees and gains, and losses on sales of other real estate, all of which are presented as components of noninterest income. The following is a summary of the revenue streams that fall within the scope of ASC 606:

Service charges on deposits and ATM and interchange fees – Fees from these services are either transaction-based, for which the performance obligations are satisfied when the individual transaction is processed, or set periodic service charges, for which the performance obligations are satisfied over the period the service is provided. Transaction-based fees are recognized at the time the transaction is processed, and periodic service charges are recognized over the service period.

Gains on sales of other real estate – A gain on sale should be recognized when a contract for sale exists and control of the asset has been transferred to the buyer. ASC 606 lists several criteria required to conclude that a contract for sale exists, including a determination that the institution will collect substantially all of the consideration to which it is entitled. In addition to the loan-to-value, the analysis is based on various other factors, including the credit quality of the borrower, the structure of the loan, and any other factors that may affect collectability.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the balance sheet date and the reported amounts of income and expense during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near term include the determination of the allowance for credit losses, fair value measurements, valuation of other real estate owned, and valuation of deferred tax assets.

Reclassifications

Certain amounts reported in the prior period have been reclassified to conform to the current-period presentation. These reclassifications had no impact on the Company's previously reported net earnings or total stockholders' equity.

Subsequent Events

The Company has evaluated the effects of events or transactions through the date of this filing that have occurred subsequent to December 31, 2025. The Company does not believe there are any material subsequent events that would require further recognition or disclosure.

Accounting Standards Adopted in 2025

Accounting Standards Update ("ASU") 2023-09, *Income Taxes (Topic 740): Improvements to Income Tax Disclosures.* The amendments in this Update enhance the transparency and decision usefulness of income tax disclosures. For public business entities, the new standard was effective for annual periods beginning after December 15, 2024. The Company has adopted ASU 2023-09.

Issued not yet effective accounting standards

The following ASUs have been issued by the Financial Accounting Standards Board ("FASB") but are not yet effective.

ASU 2025-01, *Income Statement Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Clarifying the Effective Date,* clarifies the effective date of ASU 2024-03, *Income Statement Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses* to stipulate that ASU 2024-03 is effective for public business entities for annual reporting periods beginning after December 15, 2026 and interim reporting periods beginning after December 15, 2027, with early adoption permitted. ASU 2025-01 will be effective for the Company beginning January 1, 2027 for the Company's annual consolidated financial statements on Form 10-K and January 1, 2028 for the Company's quarterly consolidated financial statements on Form 10-Q and is not expected to have a significant impact on the Company's consolidated financial statements.

ASU 2025-06, *Intangibles - Goodwill and Other - Internal-Use Software (Subtopic 350-40),* removes all references to prescriptive and sequential software development stages and clarifies that the threshold for when an entity is required to start capitalizing software costs is when (1) management has authorized and committed to funding the software project and (2) it is probable that the project will be completed and the software will be used to perform the function intended. ASU 2025-06 will be effective for the Company beginning January 1, 2028, with early adoption permitted, and is not expected to have a significant impact on the Company's consolidated financial statements.

ASC 2025-11, *Interim Reporting (Topic 270): Narrow-Scope Improvements,* is intended to provide clarity about the current interim reporting requirements, provides a list of the interim disclosures required by all other Codification topics and establishes a disclosure principle that requires entities to disclose events since the end of the last annual reporting period that have a material impact on the entity. ASC 2025-11 will be effective for the Company beginning January 1, 2028, with early adoption permitted, and is not expected to have a significant impact on the Company's consolidated financial statements.

Cash Equivalents

Cash equivalents include cash on hand, cash items in process of collection, amounts due from banks, including interest bearing deposits with other banks, and federal funds sold.

Securities

Securities are classified based on management's intention at the date of purchase. At December 31, 2025, all of the Company's securities were classified as available-for-sale. Securities available-for-sale are used as part of the Company's interest rate risk and liquidity management strategy, and they may be sold in response to changes in interest rates, changes in prepayment risks or other factors. All securities classified as available-for-sale are recorded at fair value with any unrealized gains and losses reported in accumulated other comprehensive income (loss), net of the deferred income tax effects. Interest and dividends on securities, including the amortization of premiums and accretion of discounts are recognized in interest income using the effective interest method. Premiums are amortized to the earliest call date while discounts are accreted over the estimated life of the security. Realized gains and losses from the sale of securities are determined using the specific identification method.

For any securities classified as available-for-sale that are in an unrealized loss position at the balance sheet date, the Company assesses whether or not it intends to sell the security, or more likely than not will be required to sell the security, before recovery of its amortized cost basis. If either of these criteria are met, the security's amortized cost basis is written down to fair value through net income. If neither criterion is met, the Company evaluates whether any portion of the decline in fair value is the result of credit deterioration. Such evaluations consider the extent to which the amortized cost of the security exceeds its fair value, changes in credit ratings and any other known adverse conditions related to the specific security. If the evaluation indicates that a credit loss exists, an allowance for credit losses is recorded for the amount by which the amortized cost basis of the security exceeds the present value of cash flows expected to be collected, limited by the amount by which the amortized cost exceeds fair value. Any impairment not recognized in the allowance for credit losses is recognized in other comprehensive income. The Company has elected to exclude accrued interest receivable on investment securities from the estimate of credit losses. Accrued interest receivable is written off through interest income when deemed uncollectible. Accrued interest receivable totaled $0.8 million and $0.9 million at December 31, 2025 and 2024, respectively.

Loans held for sale

The Company originates residential mortgage loans for sale. Such loans are carried at the lower of cost or estimated fair value in the aggregate. Loan sales are recognized when the transaction closes, the proceeds are collected, and ownership is transferred. Continuing involvement, through the sales agreement, consists of the right to service the loan for a fee for the life of the loan, if applicable. Gains on the sale of loans held for sale are recorded net of related costs, such as commissions, and reflected as a component of mortgage lending income in the consolidated statements of earnings.

The Bank makes various representations and warranties to the purchaser of the residential mortgage loans they originated and sells, primarily to Fannie Mae. Every loan closed by the Bank's mortgage center is run through Fannie Mae or other purchasing government sponsored enterprise ("GSE") automated underwriting system. Any exceptions noted during this process are remedied prior to sale. These representations and warranties also apply to underwriting the real estate appraisal opinion of value for the collateral securing these loans. Failure by the Company to comply with the underwriting and/or appraisal standards could result in the Company being required to repurchase the mortgage loan or to reimburse the investor for losses incurred (make whole requests) if the Company cannot cure such failure within the specified period following discovery.

Loans

Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are reported at amortized cost. Amortized cost is the principal balance outstanding, net of purchase premiums and discounts and deferred fees and costs. Accrued interest receivable related to loans is recorded in other assets on the consolidated balance sheets. Interest income is accrued on the unpaid principal balance. Loan origination fees, net of certain direct origination costs, are deferred and recognized in interest income using methods that approximate a level yield without anticipating prepayments.

The Company discontinues the accrual of interest income when (1) there is a significant deterioration in the financial condition of the borrower and full repayment of principal and interest is not expected or (2) the principal or interest is more than 90 days past due, unless the loan is both well-secured and in the process of collection.

All accrued but unpaid interest is reversed against interest income when a loan is placed on nonaccrual status. Interest received on such loans is accounted for using the cost-recovery method, until the loan qualifies for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current, there is a sustained period of repayment performance, and future payments are reasonably assured. Otherwise, under the cost recovery method, interest income is not recognized until the loan balance is reduced to zero.

Allowance for Credit Losses – Loans

The allowance for credit losses is a valuation account that is deducted from the loans' amortized cost basis to present the net amount expected to be collected on the loans. Loans are charged off against the allowance when management confirms the loan balance is uncollectible. Expected recoveries do not exceed the aggregate of amounts previously charged-off and expected to be charged-off. The Company has elected to exclude accrued interest receivable on loans from the estimate of credit losses. Accrued interest receivable is written off through interest income when deemed uncollectible. Accrued interest receivable totaled $2.0 million at both December 31, 2025 and 2024.

The allowance for credit losses represents management's estimate of lifetime credit losses inherent in loans as of the balance sheet date. The allowance for credit losses is estimated by management using relevant available information, from both internal and external sources, relating to past events, current conditions, and reasonable and supportable forecasts.

The Company's loan loss estimation process includes procedures to appropriately consider the unique characteristics of its respective loan segments (commercial and industrial, construction and land development, commercial real estate, residential real estate, and consumer loans). These segments are further disaggregated into loan classes, the level at which credit quality is monitored. See Note 4, Loans and Allowance for Credit Losses, for additional information about our loan portfolio.

Credit loss assumptions are estimated using a discounted cash flow ("DCF") model for each loan segment, except consumer loans. The weighted average remaining life method is used to estimate credit loss assumptions for consumer loans. The DCF model calculates an expected life-of-loan loss percentage by considering the forecasted probability that a borrower will default (the "PD"), adjusted for relevant forecasted macroeconomic factors, and loss given default ("LGD"), which is the estimate of the amount of net loss in the event of default. This model utilizes historical correlations between default experience and certain macroeconomic factors as determined through a statistical regression analysis. The forecasted Alabama unemployment rate is considered in the model for commercial and industrial, construction and land development, commercial real estate, and residential real estate loans.   In addition, forecasted changes in the Alabama home price index is considered in the model for construction and land development and residential real estate loans. Forecasted changes in the national commercial real estate ("CRE") price index is considered in the model for commercial real estate and multifamily loans; and forecasted changes in the Alabama gross state product is considered in the model for multifamily loans. Projections of these macroeconomic factors, obtained from an independent third party, are utilized to predict quarterly rates of default based on the statistical PD models.

Expected credit losses are estimated over the contractual term of the loan, adjusted for expected prepayments and principal payments ("curtailments") when appropriate. Management's determination of the contract term excludes expected extensions, renewals, and modifications, unless the extension or renewal option is included in the contract at the reporting date and is not unconditionally cancellable by the Company. To the extent the lives of the loans in the portfolio extend beyond the period for which a reasonable and supportable forecast can be made (which is 4 quarters for the Company), the Company reverts, on a straight-line basis back to the historical rates over an 8-quarter reversion period.

During the first quarter of 2025, as part of the Company's ongoing model monitoring procedures, the annual loss driver analysis and prepayment, curtailment and funding studies were performed. The analysis and studies resulted in changes for all DCF models, which were incorporated in the calculation. The Company performs a refresh of the inputs in the calculation on an annual basis.

The weighted average remaining life method was deemed most appropriate for the consumer loan segment because consumer loans contain many different payment structures, payment streams and collateral. The weighted average remaining life method uses an annual charge-off rate over several vintages to estimate credit losses. The average annual charge-off rate is applied to the contractual term adjusted for prepayments.

Additionally, the allowance for credit losses calculation includes subjective adjustments for qualitative risk factors that are believed likely to cause estimated credit losses to differ from historical experience. These qualitative adjustments may increase reserve levels and include adjustments for lending management experience and risk tolerance, loan review and audit results, asset quality and portfolio trends, loan portfolio growth, industry concentrations, trends in underlying collateral, external factors and economic conditions not already captured.

Loans secured by real estate with balances equal to or greater than $500 thousand and loans not secured by real estate with balances equal to or greater than $250 thousand that do not share risk characteristics are evaluated on an individual basis. When management determines that foreclosure is probable and the borrower is experiencing financial difficulty, the expected credit losses are based on the estimated fair value of collateral held at the reporting date, adjusted for selling costs as appropriate. For loans evaluated on an individual basis that are not collateral dependent, the allowance is measured using the present value of expected future cash flows, discounted at the loan's effective interest rate. Expected cash flows are developed using probability of default and loss given default assumptions specific to the borrower.

Allowance for Credit Losses – Unfunded Commitments

Financial instruments include off-balance sheet credit instruments, such as commitments to make loans and commercial letters of credit issued to meet customer financing needs. The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for off-balance sheet loan commitments is represented by the contractual amount of those instruments. Such financial instruments are recorded when they are funded.

The Company records an allowance for credit losses on off-balance sheet credit exposures, unless the commitments to extend credit are unconditionally cancelable, through a charge to provision for credit losses in the Company's consolidated statements of earnings. The allowance for credit losses on off-balance sheet credit exposures is estimated by loan segment at each balance sheet date under the current expected credit loss model using the same methodologies as portfolio loans, taking into consideration the likelihood that funding will occur as well as any third-party guarantees. The allowance for unfunded commitments is included in other liabilities on the Company's consolidated balance sheets.

Premises and Equipment

Land is carried at cost. Land improvements, buildings and improvements, and furniture, fixtures, and equipment are carried at cost, less accumulated depreciation computed on a straight-line method over the estimated useful lives of the assets or the expected terms of the leases, if shorter. Expected terms include lease option periods to the extent that the exercise of such options is reasonably assured.

Nonmarketable equity investments

Nonmarketable equity investments include equity securities that are not publicly traded and securities acquired for various purposes. The Bank is required to maintain certain minimum levels of equity investments in (i) Federal Reserve Bank of Atlanta based on the Bank's capital stock and surplus, and the (ii) Federal Home Bank of Atlanta ("FHLB – Atlanta") based on various factors including, the Bank's total assets, its borrowings and outstanding letters of credit from the FHLB - Atlanta and its "acquired member asset" sales to FHLB - Atlanta. These nonmarketable equity securities are accounted for at cost which equals par or redemption value. These securities do not have a readily determinable fair value as their ownership is restricted and there is no market for these securities. These securities can only be redeemed or sold at their par value by the respective issuer bank or, in the case of FHLB – Atlanta stock upon FHLB – Atlanta approved sale to another member of FHLB – Atlanta and law applicable to the member. The Company records these nonmarketable equity securities as a component of other assets, which are periodically evaluated for impairment. Management considers these nonmarketable equity securities to be long-term investments. Accordingly, when evaluating these securities for impairment, management considers the ultimate recoverability of the par value rather than by recognizing temporary declines in value.

Transfers of Financial Assets

Transfers of an entire financial asset (i.e. loan sales), a group of entire financial assets, or a participating interest in an entire financial asset (i.e. loan participations sold) are accounted for as sales when control over the assets have been surrendered. Control over transferred assets is deemed to be surrendered when (1) the assets have been isolated from the Company, (2) the transferee obtains the right (free of conditions that constrain it from taking that right) to pledge or exchange the transferred assets, and (3) the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

Mortgage Servicing Rights

The Company recognizes as assets the rights to service mortgage loans which it originates and sells to others, principally Fannie Mae. These servicing rights are called "MSRs". The Company determines the fair value of MSRs on sold loans at the date the loan is transferred. An estimate of the Company's MSRs is determined using assumptions that market participants would use in estimating future net servicing income, including estimates of prepayment speeds, discount rate, default rates, cost to service, escrow account earnings, contractual servicing fee income, ancillary income, and late fees.

Subsequent to the date of sale of the residential mortgage loans, the Company has elected to measure its MSRs on such sold mortgage loans under the amortization method. Under the amortization method, MSRs are amortized in proportion to, and over the period of, estimated net servicing income. The amortization of MSRs is analyzed monthly and is adjusted to reflect changes in prepayment speeds, as well as other factors. MSRs are evaluated for impairment based on the fair value of those assets. Impairment is determined by stratifying MSRs into groupings based on predominant risk characteristics, such as interest rate and loan type. If, by individual stratum, the carrying amount of the MSRs exceeds fair value, a valuation allowance is established through a charge to earnings. The valuation allowance is adjusted as the fair value changes. MSRs are included in the other assets category in the accompanying consolidated balance sheets at the lower of cost or fair value. See Note 14 "Fair Value"

Derivatives as Part of Designated Accounting Hedges

The Company applies hedge accounting to certain derivative instruments used for risk management purposes, primarily interest rate risk. To qualify for hedge accounting, a derivative instrument must be highly effective at reducing the risk associated with the hedged exposure, and the hedging relationship must be formally documented at its inception. The Company uses regression analysis to assess the effectiveness of each hedging relationship, unless the hedge qualifies for other methods of assessing effectiveness (e.g., shortcut or critical terms match), both at inception and throughout the life of the hedge transaction.

The Company has a derivative instrument designated as part of a fair value accounting hedge. This derivative consists of a pay-fixed, receive-floating interest rate swap, and was entered into to hedge changes in the fair value of a fixed-rate loan for interest rate risk resulting from changes in a benchmark interest rate. In a qualifying fair value hedge, the Company records periodic changes in the fair value of the derivative instrument in current period earnings. Simultaneously, periodic changes in the fair value of the hedged risk are also recorded in current period earnings. Together, these periodic changes in the fair value of the derivative instrument and the fair value of the hedged risk are included in the same line item of the consolidated statements of earning associated with the hedged item, and offset each other. Interest accruals on both the derivative instrument and the hedged item are also recorded in the same line item, which effectively converts the designated fixed-rate asset to a floating-rate asset. The Company structures interest rate swaps associated with fair value hedges to match the critical terms of the hedged items, thereby maximizing the economic and accounting effectiveness of the hedging relationships, resulting in the expectation that the hedging relationship will be highly effective. If a fair value hedging relationship ceases to qualify for hedge accounting, hedge accounting is discontinued and future changes in the fair value of the derivative instrument are recognized in current period earnings, until the derivative is settled with the counterparty. In addition, all remaining basis adjustments resulting from periodic changes in the fair value of the hedged risk, previously recorded as a component of the carrying amount of the hedged item, are amortized or accreted into interest income using the interest method over the remaining life of the hedged item.

Income Taxes

Deferred tax assets and liabilities are the expected future tax amounts for the temporary differences between carrying amounts and tax bases of assets and liabilities, computed using enacted tax rates. A valuation allowance, if needed, reduces deferred tax assets to the amount expected to be realized. The net deferred tax asset is reflected as a component of other assets in the accompanying consolidated balance sheets.

Income tax expense or benefit for the year is allocated among continuing operations and other comprehensive income (loss), as applicable. The amount allocated to continuing operations is the income tax effect of the pretax income or loss from continuing operations that occurred during the year, plus or minus income tax effects of (1) changes in certain circumstances that cause a change in judgment about the realization of deferred tax assets in future years, (2) changes in income tax laws or rates, and (3) changes in income tax status, subject to certain exceptions. The amount allocated to other comprehensive income (loss) is related solely to changes in the valuation allowance on items that are normally accounted for in other comprehensive income (loss) such as unrealized gains or losses on available-for-sale securities.

In accordance with ASC 740, *Income Taxes*, a tax position is recognized as a benefit only if it is "more likely than not" that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the "more likely than not" test, no tax benefit is recorded. It is the Company's policy to recognize interest and penalties related to income tax matters in income tax expense. The Company and its wholly-owned subsidiaries file consolidated Federal and State of Alabama income tax returns.

Fair Value Measurements

ASC 820, *Fair Value Measurements,* which defines fair value, establishes a framework for measuring fair value in U.S. generally accepted accounting principles and expands disclosures about fair value measurements. ASC 820 applies only to fair-value measurements that are already required or permitted by other accounting standards.   The definition of fair value focuses on the exit price, i.e., the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, not the entry price, i.e., the price that would be paid to acquire the asset or received to assume the liability at the measurement date. The statement emphasizes that fair value is a market-based measurement; not an entity-specific measurement. Therefore, the fair value measurement should be determined based on the assumptions that market participants would use in pricing the asset or liability. For more information related to fair value measurements, please refer to Note 14, Fair Value.

NOTE 2: BASIC AND DILUTED NET EARNINGS PER SHARE

Basic net earnings per share is computed by dividing net earnings by the weighted average common shares outstanding for the year. Diluted net earnings per share reflects the potential dilution that could occur upon exercise of securities or other rights for, or convertible into, shares of the Company's common stock. During 2025, the Company granted 3,030 restricted stock units ("RSUs"), which represent potential common shares. These RSUs are included in the computation of diluted net earnings per share using the treasury stock method. No such securities were outstanding during the year ended December 31, 2024.

The basic and diluted net earnings per share computations for the respective years are presented below.

			Year ended December 31		
(Dollars in thousands, except share and per share data)			2025		2024
Basic:					
Net earnings	$		7,255	$	6,397
Weighted average common shares outstanding			3,493,699		3,493,690
Basic net earnings per share	$		2.08	$	1.83
Diluted:					
Net earnings	$		7,255	$	6,397
Weighted average common shares outstanding			3,493,699		3,493,690
Dilutive effect of restricted stock units			1,337		—
Weighted average common shares outstanding, diluted			3,495,036		3,493,690
Diluted net earnings per share	$		2.08	$	1.83

NOTE 3: SECURITIES

At December 31, 2025 and 2024, respectively, all securities within the scope of ASC 320, *Investments – Debt and Equity Securities* were classified as available-for-sale. The fair value and amortized cost for securities available-for-sale by contractual maturity at December 31, 2025 and 2024, respectively, are presented below.

(Dollars in thousands)	1 year or less	1 to 5 years	5 to 10 years	After 10 years	Fair Value	Gross Unrealized Gains	Losses	Amortized Cost
December 31, 2025								
Agency obligations (a)	$ —	35,580	18,204	—	53,784	—	4,727	$ 58,511
Agency MBS (a)	—	20,112	16,171	125,644	161,927	—	19,063	180,990
State and political subdivisions	—	1,590	9,160	6,798	17,548	1	2,103	19,650
Total available-for-sale	$ —	57,282	43,535	132,442	233,259	1	25,893	$ 259,151
December 31, 2024								
Agency obligations (a)	$ —	26,655	25,756	—	52,411	—	7,734	$ 60,145
Agency MBS (a)	10	19,863	14,904	138,899	173,676	—	28,901	202,577
State and political subdivisions	—	966	8,244	7,715	16,925	—	2,901	19,826
Total available-for-sale	$ 10	47,484	48,904	146,614	243,012	—	39,536	$ 282,548

(a) Includes securities issued by U.S. government agencies or government sponsored entities. Expected lives of these securities may differ from contractual maturities because (i) issuers may have the right to call or repay such securities obligations with or without prepayment penalties and (ii) loans included in Agency MBS generally have the right to prepay such loans in whole or in part at any time.

Securities with aggregate fair values of $209.4 million and $222.3 million at December 31, 2025 and 2024, respectively, were pledged to secure public deposits, securities sold under agreements to repurchase, FHLB advances, and for other purposes required or permitted by law.

Included in other assets on the accompanying consolidated balance sheets are nonmarketable equity investments. The carrying amounts of nonmarketable equity investments were $1.4 million at both December 31, 2025 and 2024, respectively. Nonmarketable equity investments include FHLB-Atlanta stock, Federal Reserve Bank stock, and stock in a privately held financial institution.

Fair Value and Gross Unrealized Losses

The fair values and gross unrealized losses on securities at December 31, 2025 and 2024, respectively, segregated by those securities that have been in an unrealized loss position for less than 12 months and 12 months or more are presented below.

(Dollars in thousands)	Less than 12 Months Fair Value	Unrealized Losses	12 Months or Longer Fair Value	Unrealized Losses	Total Fair Value	Unrealized Losses
December 31, 2025:						
Agency obligations	$ —	—	53,784	4,727	53,784	$ 4,727
Agency MBS	—	—	161,840	19,063	161,840	19,063
State and political subdivisions	—	—	14,827	2,103	14,827	2,103
Total	$ —	—	230,451	25,893	230,451	$ 25,893
December 31, 2024:						
Agency obligations	$ —	—	52,411	7,734	52,411	$ 7,734
Agency MBS	7	—	173,669	28,901	173,676	28,901
State and political subdivisions	1,798	17	14,776	2,884	16,574	2,901
Total	$ 1,805	17	240,856	39,519	242,661	$ 39,536

For the securities in the previous table, the Company assesses whether or not it intends to sell the security, or more likely than not will be required to sell the security, before recovery of its amortized cost basis. Unrealized losses have not been recognized into income as the decline in fair value is largely due to changes in interest rates and not credit quality. For the securities in the previous table, as of December 31, 2025, management does not intend to sell and it is likely that management will not be required to sell the securities prior to their anticipated recovery.

Agency Obligations

Investments in agency obligations are guaranteed of full and timely payments by the issuing agency. Based on management's analysis and judgement, there were no credit losses attributable to the Company's investments in agency obligations at December 31, 2025.

Agency MBS

Investments in agency MBS are issued by Ginnie Mae, Fannie Mae, and Freddie Mac. Each of these agencies provide a guarantee of full and timely payments of principal and interest by the issuing agency. Based on management's analysis and judgement, there were no credit losses attributable to the Company's investments in agency MBS at December 31, 2025.

State and Political Subdivisions

Investments in state and political subdivisions are securities issued by various municipalities in the United States. The majority of the portfolio was rated AA or higher, with no securities rated below investment grade at December 31, 2025. Based on management's analysis and judgement, there were no credit losses attributable to the Company's investments in state and political subdivisions at December 31, 2025.

Realized Gains and Losses

The Company had no realized gains or losses on sale of securities during the years ended December 31, 2025 and 2024, respectively.

NOTE 4: LOANS AND ALLOWANCE FOR CREDIT LOSSES

			December 31
(In thousands)		**2025**	**2024**
Commercial and industrial	$	58,400	$ 63,274
Construction and land development		56,436	82,493
Commercial real estate:			
Owner occupied		59,568	55,346
Hotel/motel		47,870	35,210
Multifamily		51,516	43,556
Other		166,567	155,880
Total commercial real estate		325,521	289,992
Residential real estate:			
Consumer mortgage		59,781	60,399
Investment property		56,773	58,228
Total residential real estate		116,554	118,627
Consumer installment		8,421	9,631
Total loans, net of unearned income before basis adjustment		565,332	564,017
Basis adjustment associated with fair value hedge (1)		22	—
Total loans, net of unearned income		565,354	564,017

(1) Represent the basis adjustment associated with application of hedge accounting on certain loans. The basis adjustment will be allocated to the amortized cost of associated loans within the portfolio if the hedge accounting is discontinued. Refer to *Note 12 Derivative Instruments* for additional information.

Loans secured by real estate were approximately 88.2% of the total loan portfolio at December 31, 2025. At December 31, 2025, the Company's geographic loan distribution was concentrated primarily in Lee County, Alabama and surrounding areas.

The loan portfolio segment is defined as the level at which an entity develops and documents a systematic method for determining its allowance for credit losses. As part of the Company's quarterly assessment of the allowance, the loan portfolio is disaggregated into the following portfolio segments: commercial and industrial, construction and land development, commercial real estate, residential real estate and consumer installment. Where appropriate, the Company's loan portfolio segments are further disaggregated into classes. A class is generally determined based on the initial measurement attribute, risk characteristics of the loan, and an entity's method for monitoring and determining credit risk.

The following describe the risk characteristics relevant to each of the portfolio segments and classes.

Commercial and industrial ("C&I") — includes loans to finance business operations, equipment purchases, or other needs for small and medium-sized commercial customers. Also included in this category are loans to finance agricultural production. Generally, the primary source of repayment is the cash flow from business operations and activities of the borrower.

Construction and land development ("C&D") — includes both loans and credit lines for the purpose of purchasing, carrying and developing land into commercial developments or residential subdivisions. Also included are loans and lines for construction of residential, multi-family and commercial buildings. Generally, the primary source of repayment is dependent upon the sale or refinancing of the real estate collateral.

Commercial real estate ("CRE") — includes loans disaggregated in these classes:

Owner occupied – includes loans secured by business facilities to finance business operations, equipment and owner-occupied facilities primarily for small and medium-sized commercial customers. Generally, the primary source of loan repayment are the cash flows from the business operations and activities of the borrower, who owns the property.

Hotel/motel – includes loans for hotels and motels. Generally, the primary source of repayment is dependent upon income generated from the real estate collateral. The underwriting of these loans takes into consideration the occupancy and rental rates, as well as the financial health of the borrower.

Multifamily – primarily includes loans to finance income-producing multifamily properties. Loans in this class include loans for 5 or more unit residential property and apartments leased to residents. Generally, the primary source of repayment is dependent upon income generated from the real estate collateral. The underwriting of these loans takes into consideration the occupancy and rental rates, as well as the financial health of the borrower.

Other – primarily includes loans to finance income-producing commercial properties. Loans in this class include loans for neighborhood retail centers, medical and professional offices, single retail stores, industrial buildings, and warehouses leased generally to local businesses and residents. Generally, the primary source of repayment is dependent upon income generated from the real estate collateral. The underwriting of these loans takes into consideration the occupancy and rental rates as well as the financial health of the borrower.

Residential real estate ("RRE") — includes loans disaggregated into two classes:

Consumer mortgage – primarily includes first or second lien mortgages and home equity lines to consumers that are secured by a primary residence or second home. These loans are underwritten in accordance with the Bank's general loan policies and procedures which require, among other things, proper documentation of each borrower's financial condition, satisfactory credit history and property value.

Investment property – primarily includes loans to finance income-producing 1-4 family residential properties. Generally, the primary source of repayment is dependent upon income generated from leasing the property securing the loan. The underwriting of these loans takes into consideration the rental rates as well as the financial health of the borrower.

Consumer installment — includes loans to individuals both secured by personal property and unsecured. Loans include personal lines of credit, automobile loans, and other retail loans. These loans are underwritten in accordance with the Bank's general loan policies and procedures which require, among other things, proper documentation of each borrower's financial condition, satisfactory credit history, and if applicable, property value.

The following is a summary of current, accruing past due and nonaccrual loans by portfolio class as of December 31, 2025 and 2024.

(In thousands)	Current	Accruing 30-89 Days Past Due	Accruing Greater than 90 days	Total Accruing Loans	Non-Accrual	Total Loans
December 31, 2025:						
Commercial and industrial	$ 58,394	6	—	58,400	—	$ 58,400
Construction and land development	56,395	41	—	56,436	—	56,436
Commercial real estate:						
Owner occupied	59,085	105	—	59,190	378	59,568
Hotel/motel	47,870	—	—	47,870	—	47,870
Multifamily	51,516	—	—	51,516	—	51,516
Other	166,567	—	—	166,567	—	166,567
Total commercial real estate	325,038	105	—	325,143	378	325,521
Residential real estate:						
Consumer mortgage	58,993	720	—	59,713	68	59,781
Investment property	56,737	—	—	56,737	36	56,773
Total residential real estate	115,730	720	—	116,450	104	116,554
Consumer installment	8,348	73	—	8,421	—	8,421
Total	$ 563,905	945	—	564,850	482	$ 565,332
December 31, 2024:						
Commercial and industrial	$ 63,163	12	—	63,175	99	$ 63,274
Construction and land development	82,089	—	—	82,089	404	82,493
Commercial real estate:						
Owner occupied	55,346	—	—	55,346	—	55,346
Hotel/motel	35,210	—	—	35,210	—	35,210
Multifamily	43,556	—	—	43,556	—	43,556
Other	155,880	—	—	155,880	—	155,880
Total commercial real estate	289,992	—	—	289,992	—	289,992
Residential real estate:						
Consumer mortgage	59,677	722	—	60,399	—	60,399
Investment property	58,179	49	—	58,228	—	58,228
Total residential real estate	117,856	771	—	118,627	—	118,627
Consumer installment	9,579	52	—	9,631	—	9,631
Total	$ 562,679	835	—	563,514	503	$ 564,017

Credit Quality Indicators

The credit quality of the loan portfolio is summarized no less frequently than quarterly using categories similar to the standard asset classification system used by the federal banking agencies. These categories are utilized to develop the associated allowance for credit losses using historical losses adjusted for qualitative and environmental factors and are defined as follows:

- Pass – loans which are well protected by the current net worth and paying capacity of the obligor (or guarantors, if any) or by the fair value, less cost to acquire and sell, of any underlying collateral.

- Special Mention – loans with potential weakness that may, if not reversed or corrected, weaken the credit or inadequately protect the Company's position at some future date. These loans are not adversely classified and do not expose an institution to sufficient risk to warrant an adverse classification.

- Substandard Accruing – loans that exhibit a well-defined weakness which presently jeopardizes debt repayment, even though they are currently performing. These loans are characterized by the distinct possibility that the Company may incur a loss in the future if these weaknesses are not corrected.

Nonaccrual – includes loans where management has determined that full payment of principal and interest is not expected.

The following tables present credit quality indicators for the loan portfolio segments and classes by year of origination as of December 31, 2025 and 2024.

(Dollars in thousands)		2025	2024	2023	2022	2021	Prior to 2021	Revolving Loans	Total Loans
December 31, 2025:									
Commercial and industrial									
Pass	$	9,403	5,035	5,126	7,055	10,379	17,219	3,950 $	58,167
Special mention		74	4	7	—	—	—	—	85
Substandard		—	—	7	139	2	—	—	148
Nonaccrual		—	—	—	—	—	—	—	—
Total commercial and industrial		9,477	5,039	5,140	7,194	10,381	17,219	3,950	58,400
Current period gross charge-offs		40	—	99	3	—	—	—	142
Construction and land development									
Pass		31,315	14,175	7,321	2,080	69	711	765 $	56,436
Special mention		—	—	—	—	—	—	—	—
Substandard		—	—	—	—	—	—	—	—
Nonaccrual		—	—	—	—	—	—	—	—
Total construction and land development		31,315	14,175	7,321	2,080	69	711	765	56,436
Current period gross charge-offs		—	—	—	—	—	—	—	—
Commercial real estate:									
Owner occupied									
Pass		9,755	1,312	11,889	6,235	13,830	11,618	2,682 $	57,321
Special mention		620	—	—	—	—	—	750	1,370
Substandard		—	499	—	—	—	—	—	499
Nonaccrual		—	—	—	—	—	378	—	378
Total owner occupied		10,375	1,811	11,889	6,235	13,830	11,996	3,432	59,568
Current period gross charge-offs		—	—	—	—	—	296	—	296
Hotel/motel									
Pass		5,012	14,161	6,143	8,976	2,948	10,630	— $	47,870
Special mention		—	—	—	—	—	—	—	—
Substandard		—	—	—	—	—	—	—	—
Nonaccrual		—	—	—	—	—	—	—	—
Total hotel/motel		5,012	14,161	6,143	8,976	2,948	10,630	—	47,870
Current period gross charge-offs		—	—	—	—	—	—	—	—

(Dollars in thousands)	2025	2024	2023	2022	2021	Prior to 2021	Revolving Loans	Total Loans
December 31, 2025:								
Multi-family								
Pass	1,254	3,615	12,550	20,560	1,726	8,652	142	48,499
Special mention	—	—	—	—	—	—	—	—
Substandard	—	—	—	—	—	3,017	—	3,017
Nonaccrual	—	—	—	—	—	—	—	—
Total multi-family	1,254	3,615	12,550	20,560	1,726	11,669	142	51,516
Current period gross charge-offs	—	—	—	—	—	—	—	—
Other								
Pass	25,027	41,004	12,501	28,033	17,244	24,310	17,589	165,708
Special mention	—	364	—	—	495	—	—	859
Substandard	—	—	—	—	—	—	—	—
Nonaccrual	—	—	—	—	—	—	—	—
Total other	25,027	41,368	12,501	28,033	17,739	24,310	17,589	166,567
Current period gross charge-offs	—	—	—	—	—	—	—	—
Residential real estate:								
Consumer mortgage								
Pass	6,413	4,344	16,249	16,527	2,263	10,977	1,692	58,465
Special mention	—	—	—	—	—	184	65	249
Substandard	—	—	—	—	—	754	245	999
Nonaccrual	—	—	68	—	—	—	—	68
Total consumer mortgage	6,413	4,344	16,317	16,527	2,263	11,915	2,002	59,781
Current period gross charge-offs	—	—	4	—	—	1	—	5
Investment property								
Pass	9,332	8,045	10,016	9,849	6,790	10,375	1,999	56,406
Special mention	—	—	—	—	—	—	—	—
Substandard	236	—	—	91	4	—	—	331
Nonaccrual	—	—	36	—	—	—	—	36
Total investment property	9,568	8,045	10,052	9,940	6,794	10,375	1,999	56,773
Current period gross charge-offs	—	—	2	—	—	—	—	2
Consumer installment								
Pass	4,121	1,981	972	780	137	81	304	8,376
Special mention	—	7	2	—	—	—	—	9
Substandard	8	7	21	—	—	—	—	36
Nonaccrual	—	—	—	—	—	—	—	—
Total consumer installment	4,129	1,995	995	780	137	81	304	8,421
Current period gross charge-offs	42	45	9	—	—	—	—	96
Total loans								
Pass	101,632	93,672	82,767	100,095	55,386	94,573	29,123	557,248
Special mention	694	375	9	—	495	184	815	2,572
Substandard	244	506	28	230	6	3,771	245	5,030
Nonaccrual	—	—	104	—	—	378	—	482
Total loans	$ 102,570	94,553	82,908	100,325	55,887	98,906	30,183 $	565,332
Total current period gross charge-offs	$ 82	45	114	4	—	296	—	541

Year of Origination		2024	2023	2022	2021	2020	Prior to 2020	Revolving Loans	Total Loans
(Dollars in thousands)									
December 31, 2024:									
Commercial and industrial									
Pass	$	11,290	7,265	8,488	9,677	4,659	16,989	4,425	62,793
Special mention		49	74	—	—	—	—	—	123
Substandard		50	21	181	7	—	—	—	259
Nonaccrual		—	99	—	—	—	—	—	99
Total commercial and industrial		11,389	7,459	8,669	9,684	4,659	16,989	4,425	63,274
Current period gross charge-offs		—	—	9	—	—	—	—	9
Construction and land development									
Pass		31,144	29,520	16,504	1,794	1,434	104	1,589	82,089
Special mention		—	—	—	—	—	—	—	—
Substandard		—	—	—	—	—	—	—	—
Nonaccrual		404	—	—	—	—	—	—	404
Total construction and land development		31,548	29,520	16,504	1,794	1,434	104	1,589	82,493
Current period gross charge-offs		—	—	—	—	—	—	—	—
Commercial real estate:									
Owner occupied									
Pass		1,921	11,206	6,776	17,114	3,396	12,030	1,552	53,995
Special mention		—	249	—	—	591	—	—	840
Substandard		511	—	—	—	—	—	—	511
Nonaccrual		—	—	—	—	—	—	—	—
Total owner occupied		2,432	11,455	6,776	17,114	3,987	12,030	1,552	55,346
Current period gross charge-offs		—	—	—	—	—	—	—	—
Hotel/motel									
Pass		480	6,480	5,303	3,079	1,299	14,437	4,132	35,210
Special mention		—	—	—	—	—	—	—	—
Substandard		—	—	—	—	—	—	—	—
Nonaccrual		—	—	—	—	—	—	—	—
Total hotel/motel		480	6,480	5,303	3,079	1,299	14,437	4,132	35,210
Current period gross charge-offs		—	—	—	—	—	—	—	—

Year of Origination	2024	2023	2022	2021	2020	Prior to 2020	Revolving Loans	Total Loans
(Dollars in thousands)								
December 31, 2024:								
Multi-family								
Pass	3,739	6,041	17,037	1,863	3,493	6,400	4,983	43,556
Special mention	—	—	—	—	—	—	—	—
Substandard	—	—	—	—	—	—	—	—
Nonaccrual	—	—	—	—	—	—	—	—
Total multi-family	3,739	6,041	17,037	1,863	3,493	6,400	4,983	43,556
Current period gross charge-offs	—	—	—	—	—	—	—	—
Other								
Pass	43,753	21,085	32,521	21,249	16,743	16,289	4,120	155,760
Special mention	—	—	—	—	—	—	—	—
Substandard	—	—	—	—	120	—	—	120
Nonaccrual	—	—	—	—	—	—	—	—
Total other	43,753	21,085	32,521	21,249	16,863	16,289	4,120	155,880
Current period gross charge-offs	—	—	—	—	—	—	—	—
Residential real estate:								
Consumer mortgage								
Pass	5,885	18,389	18,434	2,466	2,565	10,590	808	59,137
Special mention	243	—	—	—	2	486	—	731
Substandard	—	—	—	—	—	531	—	531
Nonaccrual	—	—	—	—	—	—	—	—
Total consumer mortgage	6,128	18,389	18,434	2,466	2,567	11,607	808	60,399
Current period gross charge-offs	—	—	—	—	—	61	—	61
Investment property								
Pass	10,339	10,824	10,651	8,305	11,435	4,794	1,317	57,665
Special mention	—	—	—	—	—	—	—	—
Substandard	278	40	93	9	143	—	—	563
Nonaccrual	—	—	—	—	—	—	—	—
Total investment property	10,617	10,864	10,744	8,314	11,578	4,794	1,317	58,228
Current period gross charge-offs	—	—	—	—	—	—	—	—
Consumer installment								
Pass	5,015	2,057	1,911	296	90	113	67	9,549
Special mention	—	9	—	9	—	—	—	18
Substandard	39	15	10	—	—	—	—	64
Nonaccrual	—	—	—	—	—	—	—	—
Total consumer installment	5,054	2,081	1,921	305	90	113	67	9,631
Current period gross charge-offs	25	42	42	1	—	4	—	114
Total loans								
Pass	113,566	112,867	117,625	65,843	45,114	81,746	22,993	559,754
Special mention	292	332	—	9	593	486	—	1,712
Substandard	878	76	284	16	263	531	—	2,048
Nonaccrual	404	99	—	—	—	—	—	503
Total loans	$ 115,140	113,374	117,909	65,868	45,970	82,763	22,993	564,017
Total current period gross charge-offs	$ 25	42	51	1	—	65	—	184

Allowance for Credit Losses

The allowance for credit losses is estimated under the Current Expected Credit Losses ("CECL") methodology set forth in FASB ASC 326, *Financial Instruments – Credit Losses.* Under the CECL methodology, the allowance for credit losses is measured on a collective basis for pools of loans with similar risk characteristics, and for loans that do not share similar risk characteristics with the collectively evaluated pools, evaluations are performed on an individual basis.

The composition of the provision for credit losses for the respective periods is presented below.

		Year ended December 31,	
(Dollars in thousands)		2025	2024
Provision for credit losses:			
Loans	$	703 $	(6)
Reserve for unfunded commitments		(72)	42
Total provision for credit losses	$	631 $	36

The following table details the changes in the allowance for credit losses by portfolio segment for the years ended December 31, 2025 and 2024.

(in thousands)		Commercial and industrial	Construction and land Development	Commercial Real Estate	Residential Real Estate	Consumer Installment		Total
Balance, December 31, 2023	$	1,288	960	3,921	546	148	$	6,863
Charge-offs		(9)	—	—	(61)	(114)		(184)
Recoveries		144	—	—	9	45		198
Net recoveries (charge-offs)		135	—	—	(52)	(69)		14
Provision for credit losses		(179)	99	(79)	94	59		(6)
Balance, December 31, 2024	$	1,244	1,059	3,842	588	138	$	6,871
Charge-offs		(142)	—	(296)	(7)	(96)		(541)
Recoveries		30	—	—	84	29		143
Net (charge-offs) recoveries		(112)	—	(296)	77	(67)		(398)
Provision for credit losses		(3)	245	231	172	58		703
Balance, December 31, 2025	$	1,129	1,304	3,777	837	129	$	7,176

The Company did not recognize any interest income on nonaccrual loans during 2025 and 2024.

The Company designates individually evaluated loans on nonaccrual status as collateral-dependent loans, as well as other loans that management of the Company designates as having higher risk. Collateral-dependent loans are loans for which the repayment is expected to be provided substantially through the operation or sale of the collateral and the borrower is experiencing financial difficulty. These loans do not share common risk characteristics and are not included within the collectively evaluated loans for determining the allowance for credit losses. Under CECL, for collateral-dependent loans, the Company has adopted the practical expedient to measure the allowance for credit losses based on the fair value of collateral. The allowance for credit losses is calculated on an individual loan basis based on the shortfall between the fair value of the loan's collateral, which is adjusted for liquidation costs/discounts, and amortized costs. If the fair value of the collateral exceeds the amortized cost, no allowance is required.

The following table presents the amortized cost basis of collateral dependent loans, which are individually evaluated to determine expected credit losses for the years ended December 31, 2025 and 2024:

(Dollars in thousands)	Real Estate		Business Assets		Total Loans
December 31, 2025:					
Commercial real estate	$	378	—	$	378
Total	$	378	—	$	378
December 31, 2024:					
Commercial and industrial	$	—	99	$	99
Construction and land development		404	—		404
Total	$	404	99	$	503

At December 31, 2025, the Company had one additional individually evaluated commercial real estate loan in the amount of $3.0 million that was not considered collateral dependent and was accruing in accordance with its contractual terms. This loan had a calculated allowance of $0.5 million at December 31, 2025. The allowance for this loan was measured using the present value of expected future cash flows, discounted at the loan's effective interest rate. Expected cash flows were developed using probability of default and loss given default assumptions specific to the borrower.

The gross interest income which would have been recorded under the original terms of those nonaccrual loans had they been accruing interest, amounted to approximately $15 thousand and $14 thousand for the years ended December 31, 2025 and 2024, respectively.

The following table summarizes the Company's nonaccrual loans by major categories as of December 31, 2025 and 2024.

(Dollars in thousands)	Nonaccrual loans with no Allowance		Nonaccrual loans with an Allowance	Total Nonaccrual Loans
December 31, 2025				
Commercial real estate		378	—	378
Residential real estate		—	104	104
Total	$	378	104 $	482
December 31, 2024				
Commercial and industrial		—	99	99
Construction and land development		404	—	404
Total	$	404	99 $	503

The Company had no modifications to loans made to borrowers experiencing financial difficulty at December 31, 2025 and 2024.

NOTE 5: PREMISES AND EQUIPMENT

Premises and equipment at December 31, 2025 and 2024 is presented below.

		December 31	
(Dollars in thousands)		**2025**	**2024**
Land and improvements	$	12,800	12,800
Buildings and improvements		38,035	36,978
Furniture, fixtures, and equipment		4,613	4,335
Construction in progress		184	38
Total premises and equipment		55,632	54,151
Less: accumulated depreciation		(10,032)	(8,220)
Premises and equipment, net	$	45,600	45,931

Depreciation expense was approximately $1.8 million and $1.7 million for the years ended December 31, 2025 and 2024, respectively, and is a component of net occupancy and equipment expense in the consolidated statements of earnings.

NOTE 6: LEASES

The Company leases excess retail and office space in its headquarters building to third-party tenants under noncancelable operating lease agreements. These leases generally include fixed rental payments with scheduled escalation provisions over the respective lease terms.

The Company accounts for these arrangements as operating leases in accordance with Accounting Standards Codification ("ASC") Topic 842, *Leases*. Lease income is recognized on a straight-line basis over the terms of the leases when collectability is probable. Differences between contractual rental payments and lease income recognized are recorded as deferred rent within other assets or other liabilities in the consolidated balance sheets.

Tenant leases also require reimbursement of the tenants' allocated portion of operating expenses associated with the building, including utilities, maintenance, property taxes, insurance and other common area costs. These reimbursements represent variable lease payments and are recognized as income when received.

Certain tenant leases include the right to use parking spaces within the Company's parking deck located on the same property as the headquarters building. These parking arrangements are considered part of the overall lease arrangement and are included in the lease consideration.

Lease income is recorded as a reduction of net occupancy and equipment expense in the consolidated statements of earnings. For the years ended December 31, 2025 and 2024, total lease income was $1.4 million and $1.0 million, respectively.

Future minimum lease payments to be received under noncancelable operating leases as of December 31, 2025 were as follows:

		Minimum lease payments to be rceived
(Dollars in thousands)		
2026	$	931
2027		953
2028		975
2029		976
2030		934
Thereafter		1,937
Total minimum lease payments to be received	$	6,706

NOTE 7: MORTGAGE SERVICING RIGHTS, NET

MSRs are recognized based on the fair value of the servicing rights on the date the corresponding mortgage loans are sold. An estimate of the Company's MSRs is determined using assumptions that market participants would use in estimating future net servicing income, including estimates of prepayment speeds, discount rates, default rates, cost to service, escrow account earnings, contractual servicing fee income, ancillary income, and late fees. Subsequent to the date of transfer, the Company has elected to measure its MSRs under the amortization method. Under the amortization method, MSRs are amortized in proportion to, and over the period of, estimated net servicing income. Servicing fee income is recorded net of related amortization expense and recognized in earnings as part of mortgage lending income.

The Company has recorded MSRs related to loans sold without recourse to Fannie Mae. The Company generally sells conforming, fixed-rate, closed-end, residential mortgages to Fannie Mae. MSRs are included in other assets on the accompanying consolidated balance sheets.

The Company evaluates MSRs for impairment on a quarterly basis. Impairment is determined by stratifying MSRs into groupings based on predominant risk characteristics, such as interest rate and loan type. If, by individual stratum, the carrying amount of the MSRs exceeds fair value, a valuation allowance is established. The valuation allowance is adjusted as the fair value changes. Changes in the valuation allowance are recognized in earnings as a component of mortgage lending income.

The following table details the changes in amortized MSRs and the related valuation allowance for the years ended December 31, 2025 and 2024.

		Year ended December 31	
(Dollars in thousands)		**2025**	**2024**
Beginning balance	$	892	992
Additions, net		51	79
Amortization expense		(172)	(179)
Ending balance	$	771	892
Valuation allowance included in MSRs, net:			
Beginning of period	$	—	—
End of period		—	—
Fair value of amortized MSRs:			
Beginning of period	$	2,204	2,382
End of period		2,034	2,204

Data and assumptions used in the fair value calculation related to MSRs at December 31, 2025 and 2024, respectively, are presented below.

		December 31	
(Dollars in thousands)		**2025**	**2024**
Unpaid principal balance	$	190,713	205,915
Weighted average prepayment speed (CPR)		8.2 %	7.3
Discount rate (annual percentage)		9.5 %	10.0
Weighted average coupon interest rate		3.7 %	3.6
Weighted average remaining maturity (months)		237	242
Weighted average servicing fee (basis points)		25.0	25.0

At December 31, 2025, the weighted average amortization period for MSRs was 6.8 years. Estimated amortization expense for each of the next five years is presented below.

(Dollars in thousands)	December 31, 2025
2026	$ 106
2027	92
2028	80
2029	70
2030	61

NOTE 8: DEPOSITS

At December 31, 2025, the scheduled maturities of certificates of deposit and other time deposits are presented below.

(Dollars in thousands)	December 31, 2025
2026	$ 164,263
2027	7,493
2028	2,233
2029	672
2030	2,140
Thereafter	—
Total certificates of deposit and other time deposits	$ 176,801

Additionally, at December 31, 2025 and 2024, approximately $79.3 million and $87.7 million, respectively, of certificates of deposit and other time deposits were issued in denominations greater than $250 thousand.

At December 31, 2025 and 2024, the amount of deposit accounts in overdraft status that were reclassified to loans on the accompanying consolidated balance sheets was not material.

NOTE 9: INCOME TAXES

For the years ended December 31, 2025 and 2024 the components of income tax expense from continuing operations are presented below.

		Year ended December 31	
(Dollars in thousands)		2025	2024
Current income tax expense			
Federal	$	1,676	991
State		409	571
Total current income tax expense		2,085	1,562
Deferred income tax (benefit) expense:			
Federal		(102)	473
State		(27)	(35)
Total deferred income tax (benefit) expense		(129)	438
Total income tax expense	$	1,956	2,000

Cash paid for income taxes, net of refunds, consists of the following:

		Year ended December 31	
(Dollars in thousands)		**2025**	**2024**
Federal	$	346	725
State - Alabama		330	519
Total		676	1,244

Total income tax expense differs from the amounts computed by applying the statutory federal income tax rate of 21% to earnings before income taxes. A reconciliation of the differences for the years ended December 31, 2025 and 2024, is presented below.

		2025			**2024**	
			Percent of pre-tax			**Percent of pre-tax**
(Dollars in thousands)		**Amount**	**earnings**		**Amount**	**earnings**
Earnings before income taxes	$	9,211			8,397	
Income taxes at U.S. federal statutory rate		1,935	21.0 %		1,763	21.0 %
State income taxes, net of federal tax effect (1)		299	3.2		388	4.6
Tax credits:						
New Markets Tax Credit (2)		(58)	(0.6)		(58)	(0.7)
Nontaxable or nondeductible items:						
Tax-exempt interest		(203)	(2.2)		(290)	(3.5)
Bank-owned life insurance		(87)	(0.9)		(85)	(1.0)
Return-to-provision adjustment		—	—		263	3.1
Other		70	0.7		19	0.3
Total income tax expense	$	1,956	21.2 %		2,000	23.8 %

(1) State taxes in Alabama made up the majority (greater than 50 percent) of the tax effect in this category.
(2) Tax credit investments includes tax credits and the amortization of and projected tax losses from tax credit investments.

At December 31, 2025 and 2024, the Company had a net deferred tax asset of $6.9 million and $10.2 million, respectively, included in other assets on the consolidated balance sheet. The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2025 and 2024 are presented below.

		December 31	
(Dollars in thousands)		**2025**	**2024**
Deferred tax assets:			
Allowance for credit losses	$	1,802	1,726
Unrealized loss on securities		6,502	9,929
Accrued bonus		270	207
Right of use liability		39	58
Other		78	99
Total deferred tax assets		8,691	12,019
Deferred tax liabilities:			
Premises and equipment		1,180	1,212
Originated mortgage servicing rights		194	224
Right of use asset		39	58
Other		384	333
Total deferred tax liabilities		1,797	1,827
Net deferred tax asset	$	6,894	10,192

A valuation allowance is recognized for a deferred tax asset if, based on the weight of available evidence, it is more-likely-than-not that some portion of the entire deferred tax asset will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projection for future taxable income over the periods which the temporary differences resulting in the remaining deferred tax assets are deductible, management believes it is more-likely-than-not that the Company will realize the benefits of these deductible differences at December 31, 2025. The amount of the deferred tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income are reduced.

The change in the net deferred tax asset for the years ended December 31, 2025 and 2024, is presented below.

		Year ended December 31	
(Dollars in thousands)		**2025**	**2024**
Net deferred tax asset (liability):			
Balance, beginning of year	$	10,192	10,252
Cumulative effect of change in accounting standard		—	183
Deferred tax expense (benefit) related to continuing operations		129	(438)
Stockholders' equity, for accumulated other comprehensive (income) loss		(3,427)	195
Balance, end of year	$	6,894	10,192

ASC 740, *Income Taxes,* defines the threshold for recognizing the benefits of tax return positions in the financial statements as "more-likely-than-not" to be sustained by the taxing authority. This section also provides guidance on the de-recognition, measurement, and classification of income tax uncertainties in interim periods. As of December 31, 2025, the Company had no unrecognized tax benefits related to federal or state income tax matters. The Company does not anticipate any material increase or decrease in unrecognized tax benefits during 2026 relative to any tax positions taken prior to December 31, 2025. As of December 31, 2025, the Company has accrued no interest and no penalties related to uncertain tax positions. It is the Company's policy to recognize interest and penalties related to income tax matters in income tax expense.

The Company and its subsidiaries file consolidated U.S. federal and State of Alabama income tax returns. The Company is currently open to audit under the statute of limitations by the Internal Revenue Service and the State of Alabama for the years ended December 31, 2022 through 2025.

NOTE 10: EMPLOYEE BENEFIT PLAN

The Company sponsors a qualified defined contribution retirement plan, the Auburn National Bancorporation, Inc. 401(k) Plan (the "Plan"). Eligible employees may contribute up to 100% of eligible compensation, subject to statutory limits upon completion of 2 months of service. Furthermore, the Company allows employer Safe Harbor contributions. Participants are immediately vested in employer Safe Harbor contributions. The Company's matching contributions on behalf of participants were equal to $1.00 for each $1.00 contributed by participants, up to 3% of each participant's eligible compensation, and $0.50 for every $1.00 contributed by participants, above 3% up to 5% of each participant's eligible compensation, for a maximum matching contribution of 4% of the participants' eligible compensation. Company matching contributions to the Plan were approximately $0.3 million for the years ended December 31, 2025 and 2024, respectively, and are included in salaries and benefits expense.

NOTE 11: STOCK-BASED COMPENSATION

The Company maintains an equity incentive plan (the "Plan") pursuant to which restricted stock units ("RSUs") may be granted to executive officers and key employees. Each RSU represents the right to receive one share of the Company's common stock upon vesting. RSUs do not represent an ownership interest in the Company's common stock and do not provide voting rights prior to vesting. Awards are evidenced by individual award agreements and are subject to the terms of the Plan.

On July 24, 2025, the Company granted 3,030 RSUs with a grant-date fair value of $28.34 per unit, based on the closing market price of the Company's common stock on Nasdaq on the date of grant, for aggregate grant-date fair value of $86 thousand. The RSUs vest in full on March 10, 2026 (the "Vesting Date"), subject to continued employment through the Vesting Date.

The award agreement provides for dividend equivalents. Dividend equivalents are additional RSUs credited upon the payment of cash dividends on the Company's common stock. The number of RSUs issued as dividend equivalents is determined based on the number of RSUs held on the dividend payment date multiplied by the cash dividend per share, divided by the closing price of the Company's common stock on the dividend payment date. RSUs issued as dividend equivalents vest on the same terms and conditions as the underlying RSUs. The incremental compensation cost associated with such dividend equivalents was not material to the Company's consolidated financial statements.

The vesting of RSUs, including any dividend equivalents, may be accelerated upon certain events, including death or disability (100% vesting), retirement (pro rata vesting), termination without cause (pro rata vesting), or a change in control in which the awards are not assumed by the surviving entity. Except as provided in the award agreement, unvested RSUs are forfeited upon termination of employment. In the event of termination for cause, the Compensation Committee may require the return of shares or other amounts received in respect of RSUs that vested during the period constituting cause.

RSUs are nontransferable and are subject to the Company's insider trading policy and other restrictive covenants contained in the applicable award agreement.

Compensation cost for RSUs is recognized on a straight-line basis over the requisite service period. The Company accounts for forfeitures as they occur. There were no forfeitures related to these RSUs during the year ended December 31, 2025.

For the year ended December 31, 2025, the Company recognized $62 thousand of stock-based compensation expense related to these RSUs. Such expense is included in salaries and benefits expense in the Consolidated Statements of Earnings, with a corresponding increase to additional paid-in capital.

As of December 31, 2025, unrecognized compensation cost related to these RSUs totaled $24 thousand, which is expected to be recognized through the vesting date of March 10, 2026.

NOTE 12: DERIVATIVE INSTRUMENTS

From time to time, the Company may enter into interest rate swaps to facilitate customer transactions and manage the Company's exposure to interest rate risk associated with changes in the Secured Overnight Financing Rate ("SOFR"). The Company does not enter into derivative instruments for speculative or trading purposes.

In December 2025, the Company entered into a pay-fixed, receive-variable interest rate swap with a notional amount of approximately $10.0 million. The swap was designated as a fair value hedge of changes in the fair value of a specified loan attributable to changes in the benchmark interest rate (SOFR).

Under the terms of the swap, the Company pays a fixed rate of interest and receives a variable rate based on SOFR. The hedge was designated as a fair value hedge under ASC 815, *Derivatives and Hedging*, and qualified for the shortcut method. Accordingly, the Company assumes no hedge ineffectiveness, and changes in the fair value of the derivative are recognized in earnings in the same income statement line item as the changes in the fair value of the hedged loan attributable to the hedged risk.

The following table presents the fair value of derivative instruments designated as hedging instruments as of December 31, 2025:

(Dollars in thousands)	Balance Sheet Location	Fair Value Asset		Fair Value Liability	
December 31, 2025:					
Interest rate swap (fair value hedge)	Other Liabilities	$	—	$	22
Total interest rate swap agreements		$	—	$	22

Accrued interest receivable related to the interest rate swap of $0.1 million is included in Other Assets as of December 31, 2025.

The Company had no derivative instruments not designated as hedging instruments at December 31, 2025.

The following table presents the effect of fair value hedge accounting on the Consolidated Statements of Earnings for the year ended December 31, 2025:

(Dollars in thousands)	Location of Gain (Loss) Recognized in Income	Amount of Gain (Loss) Recognized in Income on Hedged Item		Amount of Gain (Loss) Recognized in Income on Hedged Item Attributable to Hedged Risk	
Year ended December 31, 2025:					
Interest rate swap (fair value hedge)	Interest Income (Loans)	$	(22)	$	22
Total interest rate swap agreements		$	(22)	$	22

The carrying amount of the loan designated as the hedged item in the fair value hedge is included in Loans, net of unearned income on the Consolidated Balance Sheet and includes a cumulative basis adjustment for changes in fair value attributable to the hedged risk. As of December 31, 2025, the carrying amount of the hedged loan was $10.0 million, which included a cumulative fair value hedge basis adjustment of $22 thousand.

Because the hedge qualified for the shortcut method, the hedge relationship was assumed to be perfectly effective, and therefore no hedge ineffectiveness was recognized during the year ended December 31, 2025.

The Company is exposed to credit risk in the event of nonperformance by the counterparty to the interest rate swap. The Company manages this risk by transacting with a counterparty that meets established credit standards. The Company does not anticipate nonperformance by the counterparty.

The derivative is subject to a master netting arrangement; however, the Company does not offset derivative assets and liabilities on the Consolidated Balance Sheets.

NOTE 13: COMMITMENTS AND CONTINGENT LIABILITIES

Credit-Related Financial Instruments

The Company is party to credit-related financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. Such commitments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the consolidated balance sheets.

The Company's exposure to credit loss is represented by the contractual amount of these commitments. The Company follows the same credit policies in making commitments as it does for on-balance sheet instruments.

At December 31, 2025 and 2024, the following financial instruments were outstanding whose contract amount represents credit risk.

		December 31	
(Dollars in thousands)		**2025**	**2024**
Commitments to extend credit	$	48,061	$ 84,667
Standby letters of credit		1,001	738

Commitments to extend credit are agreements to lend to a customer provided there is no violation of any condition established in the commitment agreement and provided the commitments are not otherwise cancelable by the Bank. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. The commitments for lines of credit may expire without being drawn upon. Therefore, total commitment amounts do not necessarily represent future cash requirements. The amount of collateral obtained, if it is deemed necessary by the Company, is based on management's credit evaluation of the customer. The Company records an allowance for credit losses on off-balance sheet exposures, unless the commitments to extend credit are unconditionally cancelable, through a charge to provision for credit losses in the Company's Consolidated Statement of Earnings. The allowance for credit losses related to unfunded commitments was $0.3 million at both December 31, 2025 and 2024, respectively, and is included in other liabilities on the Company's Consolidated Balance Sheet. *See "Note 1: Summary of Significant Accounting Policies – Allowance for credit losses – Unfunded commitments."*

Standby letters of credit are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. The Company holds various assets as collateral, including accounts receivable, inventory, equipment, marketable securities, and property to support those commitments for which collateral is deemed necessary. The Company has a recorded a liability for the estimated fair value of these standby letters of credit in the amount of $12 thousand and $13 thousand at December 31, 2025 and 2024, respectively.

Contingent Liabilities

The Company and the Bank are involved in various legal proceedings, arising in connection with their business. In the opinion of management, based upon consultation with legal counsel, the ultimate resolution of these proceedings will not have a material adverse effect upon the consolidated financial condition or results of operations of the Company and the Bank.

NOTE 14: FAIR VALUE

Fair Value Hierarchy

"Fair value" is defined by ASC 820, *Fair Value Measurements and Disclosures*, as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction occurring in the principal market (or most advantageous market in the absence of a principal market) for an asset or liability at the measurement date. GAAP establishes a fair value hierarchy for valuation inputs that gives the highest priority to quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. The fair value hierarchy is as follows:

Level 1—inputs to the valuation methodology are quoted prices, unadjusted, for identical assets or liabilities in active markets.

Level 2—inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, or inputs that are observable for the asset or liability, either directly or indirectly.

Level 3—inputs to the valuation methodology are unobservable and reflect the Company's own assumptions about the inputs market participants would use in pricing the asset or liability.

Level changes in fair value measurements

Transfers between levels of the fair value hierarchy are generally recognized at the end of the reporting period. The Company monitors the valuation techniques utilized for each category of financial assets and liabilities to ascertain when transfers between levels have been affected. The nature of the Company's financial assets and liabilities generally is such that transfers in and out of any level are expected to be infrequent. For the years ended December 31, 2025 and 2024, there were no transfers between levels and no changes in valuation techniques for the Company's financial assets and liabilities.

Assets and liabilities measured at fair value on a recurring basis

Securities available-for-sale

Fair values of securities available for sale were primarily measured using Level 2 inputs. For these securities, the Company obtains pricing from third party pricing services. These third-party pricing services consider observable data that may include broker/dealer quotes, market spreads, cash flows, market consensus prepayment speeds, benchmark yields, reported trades for similar securities, credit information and the securities' terms and conditions. On a quarterly basis, management reviews the pricing received from the third-party pricing services for reasonableness given current market conditions. As part of its review, management may obtain non-binding third party broker quotes to validate the fair value measurements. In addition, management will periodically submit pricing provided by the third-party pricing services to another independent valuation firm on a sample basis. This independent valuation firm will compare the price provided by the third-party pricing service with its own price and will review the significant assumptions and valuation methodologies used with management.

Interest Rate Swaps

The fair values of the Company's interest rate swaps are estimated using a discounted cash flow model. The model considers the present value of expected future cash flows under the terms of the swap and incorporates observable market data such as: relevant interest rate swap curves, benchmark yield curves (e.g.: SOFR-based or other market-based curves), and forward interest rate expectations over the contractual term of the instruments. Because the significant inputs used in valuing the interest rate swaps are observable in active markets, the Company classifies these instruments with Level 2 of the fair value hierarchy.

The following table presents the balances of the assets and liabilities measured at fair value on a recurring basis as of December 31, 2025 and 2024, respectively, by caption, on the accompanying consolidated balance sheets by ASC 820 valuation hierarchy (as described above).

(Dollars in thousands)	Amount	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
December 31, 2025:				
Securities available-for-sale:				
Agency obligations	$ 53,784	—	53,784	—
Agency MBS	161,927	—	161,927	—
State and political subdivisions	17,548	—	17,548	—
Total securities available-for-sale	233,259	—	233,259	—
Total assets at fair value	$ 233,259	—	233,259	—
Other liabilities - interest rate swaps	22	—	22	—
Total liabilities at fair value	$ 22	—	22	—
December 31, 2024:				
Securities available-for-sale:				
Agency obligations	$ 52,411	—	52,411	—
Agency MBS	173,676	—	173,676	—
State and political subdivisions	16,925	—	16,925	—
Total securities available-for-sale	243,012	—	243,012	—
Total assets at fair value	$ 243,012	—	243,012	—

Assets and liabilities measured at fair value on a nonrecurring basis

Collateral Dependent Loans

Collateral dependent loans are measured at the fair value of the collateral securing loan less estimated selling costs. The fair value of real estate collateral is determined based on real estate appraisals which are generally based on recent sales of comparable properties which are then adjusted for property specific factors. Non-real estate collateral is valued based on various sources, including third party asset valuations and internally determined values based on cost adjusted for depreciation and other judgmentally determined discount factors. Collateral dependent loans are classified within Level 3 of the hierarchy due to the unobservable inputs used in determining their fair value such as collateral values and the borrower's underlying financial condition.

Mortgage servicing rights, net

Mortgage servicing rights, net, included in other assets on the accompanying consolidated balance sheets, are carried at the lower of cost or estimated fair value. MSRs do not trade in an active market with readily observable prices. To determine the fair value of MSRs, the Company engages an independent third party. The independent third party's valuation model calculates the present value of estimated future net servicing income using assumptions that market participants would use in estimating future net servicing income, including estimates of prepayment speeds, discount rate, default rates, cost to service, escrow account earnings, contractual servicing fee income, ancillary income, and late fees. Periodically, the Company will review broker surveys and other market research to validate significant assumptions used in the model. The significant unobservable inputs include prepayment speeds or the constant prepayment rate ("CPR") and the weighted average discount rate. Because the valuation of MSRs requires the use of significant unobservable inputs, all of the Company's MSRs are classified within Level 3 of the valuation hierarchy.

The following table presents the balances of the assets and liabilities measured at fair value on a nonrecurring basis as of December 31, 2025 and 2024, respectively, by caption, on the accompanying consolidated balance sheets and by ASC 820 valuation hierarchy (as described above):

(Dollars in thousands)		Amount	Quoted Prices in Active Markets for Identical Assets (Level 1)	Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
December 31, 2025:					
Loans, net [(1)]	$	378	—	—	378
Other assets [(2)]		771	—	—	771
Total assets at fair value	$	1,149	—	-	1,149
December 31, 2024:					
Loans, net [(1)]	$	503	—	—	503
Other assets [(2)]		892	—	—	892
Total assets at fair value	$	1,395	—	—	1,395

[(1)]Loans considered collateral dependent under ASC 326, *Financial Instruments - Credit Losses.*
[(2)]Represents MSRs, net carried at lower of cost or estimated fair value.

Quantitative Disclosures for Level 3 Fair Value Measurements

At December 31, 2025 and 2024, the Company had no Level 3 assets measured at fair value on a recurring basis. For Level 3 assets measured at fair value on a non-recurring basis as of December 31, 2025 and 2024, the significant unobservable inputs used in the fair value measurements are presented below.

(Dollars in thousands)		Carrying Amount	Valuation Technique	Significant Unobservable Input	Range			Weighted Average of Input
December 31, 2025:								
Collateral dependent loans	$	378	Appraisal	Appraisal discounts	10.0	-	10.0 %	10.0%
Mortgage servicing rights, net		771	Discounted cash flow	Prepayment speed or CPR	6.8	-	8.4 %	8.2%
				Discount rate	9.5	-	11.5 %	9.5%
December 31, 2024:								
Collateral dependent loans	$	503	Appraisal	Appraisal discounts	10.0	-	10.0 %	10.0%
Mortgage servicing rights, net		892	Discounted cash flow	Prepayment speed or CPR	6.7	-	11.2 %	7.3%
				Discount rate	10.0	-	12.0 %	10.0%

Fair Value of Financial Instruments

ASC 825, *Financial Instruments*, requires disclosure of fair value information about financial instruments, whether or not recognized on the face of the balance sheet, for which it is practicable to estimate that value. The assumptions used in the estimation of the fair value of the Company's financial instruments are explained below. Where quoted market prices are not available, fair values are based on estimates using discounted cash flow analyses. Discounted cash flows can be significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. The following fair value estimates cannot be substantiated by comparison to independent markets and should not be considered representative of the liquidation value of the Company's financial instruments, but rather are good faith estimates of the fair value of financial instruments held by the Company. ASC 825 excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements.

The following methods and assumptions were used by the Company in estimating the fair value of its financial instruments:

Loans, net

Fair values for loans were calculated using discounted cash flows. The discount rates reflected current rates at which similar loans would be made for the same remaining maturities. Expected future cash flows were projected based on contractual cash flows, adjusted for estimated prepayments. The fair value of loans was measured using an exit price notion.

Loans held for sale

Loans held for sale are recorded at the lower of cost or fair value. Fair values are determined using quoted secondary market prices for similar loans.

Time Deposits

Fair values for time deposits were estimated using discounted cash flows. The discount rates were based on rates currently offered for deposits with similar remaining maturities.

The carrying value, related estimated fair value, and placement in the fair value hierarchy of the Company's financial instruments at December 31, 2025 and 2024 are presented below. This table excludes financial instruments for which the carrying amount approximates fair value. Financial assets for which fair value approximates carrying value included cash and cash equivalents. Financial liabilities for which fair value approximates carrying value included noninterest-bearing demand deposits, interest-bearing demand deposits, and savings deposits. Fair value approximates carrying value in these financial liabilities due to these products having no stated maturity. Additionally, financial liabilities for which fair value approximates carrying value included overnight borrowings such as federal funds purchased and securities sold under agreements to repurchase.

The following table summarizes our fair value estimates:

| | | | | Fair Value Hierarchy | | |
| | Carrying | Estimated | Level 1 | Level 2 | Level 3 |
(Dollars in thousands)	amount	fair value	inputs	inputs	Inputs
December 31, 2025:					
Financial Assets:					
Loans, net (1)	$ 558,178	$ 542,382	$ —	$ —	$ 542,382
Loans held for sale	172	179	—	179	—
Financial Liabilities:					
Time Deposits	$ 176,801	$ 176,137	$ —	$ 176,137	$ —
December 31, 2024:					
Financial Assets:					
Loans, net (1)	$ 557,146	$ 532,344	$ —	$ —	$ 532,344
Financial Liabilities:					
Time Deposits	$ 191,247	$ 190,363	$ —	$ 190,363	$ —

(1) Represents loans, net and the allowance for credit losses. The fair value of loans was measured using an exit price notion.

NOTE 15: RELATED PARTY TRANSACTIONS

The Bank has made, and expects in the future to continue to make in the ordinary course of business, loans to directors and executive officers of the Company, the Bank, and their immediate families and affiliates. These persons, corporations, and firms have had transactions in the ordinary course of business with the Company and Bank, including borrowings, all of which management believes were on substantially the same terms, including interest rates and collateral, as those prevailing at the time of comparable transactions with unaffiliated persons and did not involve more than the normal risk of collectability or present other unfavorable features. A summary of such outstanding loans is presented below:

(Dollars in thousands)		**2025**	**2024**
Beginning balance	$	1,761	1,897
New loans/advances		—	442
Repayments		(149)	(578)
Changes in directors and executive officers		(303)	—
End balance	$	1,309	1,761

During 2025 and 2024, certain executive officers, directors and principal shareholders of the Company and the Bank, including companies and related parties with which they are affiliated, were deposit customers of the bank. Total deposits for these persons at December 31, 2025 and 2024 amounted to $7.4 million and $9.9 million, respectively.

NOTE 16: REGULATORY RESTRICTIONS AND CAPITAL RATIOS

The Federal Reserve's Small Bank Holding Company Policy Statement (the "Small BHC Policy") covers qualifying bank and thrift holding companies with up to $3 billion of consolidated assets. The Federal Reserve treats the Company as a small banking holding company under the Small BHC Policy. As a result, the Company's capital adequacy is evaluated on a bank only basis.

The Bank remains subject to regulatory capital requirements of the Alabama Banking Department and the Federal Reserve. Failure to meet minimum capital requirements can initiate certain mandatory - and possibly additional discretionary - actions by regulators that, if undertaken, could have a direct material effect on the Company's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of their assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting and capital rules practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, necessary capital to support risks and other factors. Notwithstanding the minimum capital requirements, Federal Reserve Regulation Q states that a Federal Reserve-regulated institution must maintain capital commensurate with the level and nature of all risks to which such institution is exposed.

Federal Reserve Regulation Q limits "distributions" and discretionary bonus payments from eligible retained income" by sate member banks, such as the Bank, unless its capital conservation buffer of common equity Tier 1 capital ("CET1") exceeds 2.5%. "Distributions" include dividends declared or paid on common stock, and stock repurchases, redemptions or repurchases of Tier 2 capital instruments (unless replaced by a capital instrument in the same quarter). "Eligible retained income" for the Bank and other Federal Reserve regulated institutions is the greater of:

(A) The Board-regulated institution's net income, calculated in accordance with the instructions to the institution's FR Y–9C or Call Report, for the four calendar quarters preceding the current calendar quarter, net of any distributions and associated tax effects not already reflected in net income; and

(B) The average of the Board-regulated institution's net income, calculated in accordance with the instructions to the institutions' FR Y–9C or Call Report, as applicable, for the four calendar quarters preceding the current calendar quarter.

The Bank's Call Report is used for its calculation of "eligible retained income".

As of December 31, 2025, the Bank is "well capitalized" under the regulatory framework for prompt corrective action. To be categorized as "well capitalized," the Bank must maintain minimum common equity Tier 1, total risk-based, Tier 1 risk-based, and Tier 1 leverage ratios as set forth in the following table. Management has not received any notification from the Bank's regulators that changes the Bank's regulatory capital status.

The actual capital amounts and ratios for the Bank and the aforementioned minimums as of December 31, 2025 and 2024 are presented below.

(Dollars in thousands)	Actual		Minimum for capital adequacy purposes		Minimum to be well capitalized	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
At December 31, 2025:						
Tier 1 Leverage Capital	$ 110,150	10.71 %	$ 41,145	4.00 %	$ 51,432	5.00 %
CET1 Risk-Based Capital	110,150	16.06	30,872	4.50	44,593	6.50
Tier 1 Risk-Based Capital	110,150	16.06	41,163	6.00	54,884	8.00
Total Risk-Based Capital	117,582	17.14	54,884	8.00	68,605	10.00
At December 31, 2024:						
Tier 1 Leverage Capital	$ 106,288	10.49 %	$ 40,543	4.00 %	$ 50,679	5.00 %
CET1 Risk-Based Capital	106,288	14.80	32,307	4.50	46,665	6.50
Tier 1 Risk-Based Capital	106,288	14.80	43,075	6.00	57,434	8.00
Total Risk-Based Capital	113,487	15.81	57,434	8.00	71,792	10.00

Dividends paid by the Bank are a principal source of funds available to the Company for payment of dividends to its stockholders and for other needs which are restricted by Alabama and Federal law and regulations as described above. Capital adequacy and liquidity considerations could further limit the availability of dividends from the Bank. At December 31, 2025, the Bank could have declared additional dividends of approximately $6.5 million without prior approval of regulatory authorities. As a result of this limitation, approximately $84.3 million of the Company's investment in the Bank was restricted from transfer in the form of dividends.

NOTE 17: AUBURN NATIONAL BANCORPORATION (PARENT COMPANY)

The Parent Company's condensed balance sheets and related condensed statements of earnings and cash flows are as follows.

CONDENSED BALANCE SHEETS

		December 31	
(Dollars in thousands)		2025	2024
Assets:			
Cash and due from banks	$	728	1,001
Investment in bank subsidiary		90,760	76,852
Other assets		602	532
Total assets	$	92,090	78,385
Liabilities:			
Accrued expenses and other liabilities	$	37	93
Total liabilities		37	93
Stockholders' equity		92,053	78,292
Total liabilities and stockholders' equity	$	92,090	78,385

CONDENSED STATEMENTS OF EARNINGS

		Year ended December 31	
(Dollars in thousands)		2025	2024
Income:			
Dividends from bank subsidiary	$	3,773	3,773
Noninterest income		—	1
Total income		3,773	3,774
Expense:			
Noninterest expense		265	258
Total expense		265	258
Earnings before income tax expense and equity in undistributed earnings of bank subsidiary		3,508	3,516
Income tax benefit		(56)	(46)
Earnings before equity in undistributed earnings of bank subsidiary		3,564	3,562
Equity in undistributed earnings of bank subsidiary		3,691	2,835
Net earnings	$	7,255	6,397

CONDENSED STATEMENTS OF CASH FLOWS

		Year ended December 31	
(Dollars in thousands)		2025	2024
Cash flows from operating activities:			
Net earnings	$	7,255	6,397
Adjustments to reconcile net earnings to net cash provided by operating activities:			
Net increase in other assets		(8)	(9)
Net decrease in other liabilities		(56)	(56)
Equity in undistributed earnings of bank subsidiary		(3,691)	(2,835)
Net cash provided by operating activities		3,500	3,497
Cash flows from financing activities:			
Dividends paid		(3,773)	(3,773)
Net cash used in financing activities		(3,773)	(3,773)
Net change in cash and cash equivalents		(273)	(276)
Cash and cash equivalents at beginning of period		1,001	1,277
Cash and cash equivalents at end of period	$	728	1,001

Supplemental Disclosure of Noncash Investing Activities

During the year ended December 31, 2025, the Parent Company recorded $62 thousand of stock-based compensation related to restricted stock units granted to employees of the Bank. The transaction was recorded as an increase in additional paid-in capital with a corresponding intercompany receivable and represents a noncash capital contribution to the Bank.

CORPORATE INFORMATION

CORPORATE HEADQUARTERS

100 North Gay Street
P.O. Box 3110
Auburn, AL 36831-3110
Phone: 334-821-9200
Fax: 334-887-2796
AuburnBank.com

INDEPENDENT AUDITORS

Elliott Davis, LLC
355 S. Main Street, Suite 500
Greenville, SC 29601

SHAREHOLDER SERVICES

Shareholders desiring to change the name, address or ownership of Auburn National Bancorporation, Inc. common stock or to report lost certificates should contact our Transfer Agent:

> Computershare
> P.O. Box 43006
> Providence, RI 02940-3006
> Phone: 1-800-368-5948

For frequently asked questions, visit the Transfer Agent's home page at: computershare.com

ANNUAL MEETING

Tuesday, May 12, 2026
3:00 PM (Central Time)

AuburnBank Center
100 North Gay Street
Auburn, AL 36830

INVESTOR RELATIONS

A copy of the Company's annual report on Form 10-K, filed with the Securities and Exchange Commission (SEC), as well as our other SEC filings and our latest press releases, are available free of charge through a link on our website at auburnbank.com. Requests for these documents may also be made by emailing Investor Relations at investorrelations@auburnbank.com or by contacting Investor Relations by telephone or mail at the Company's headquarters.

COMMON STOCK LISTING

Auburn National Bancorporation, Inc. Common Stock is traded on the Nasdaq Global Market under the symbol AUBN.

DIVIDEND REINVESTMENT AND STOCK PURCHASE PLAN

Auburn National Bancorporation, Inc. offers a Dividend Reinvestment Plan (DRIP) for automatic reinvestment of dividends in the stock of the company. Participants in the DRIP may also purchase additional shares with optional cash payments. For additional information or for an authorization form, please contact Investor Relations.

DIRECT DEPOSIT OF DIVIDENDS

Dividends may be automatically deposited into a shareholder's checking or savings account free of charge. For more information, contact Investor Relations.



AUBURN NATIONAL
Bancorporation, Inc.



AUBURN NATIONAL
Bancorporation, Inc.

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